HYDRO ONE LIMITED
MANAGEMENT'S REPORT

The Consolidated Financial Statements, Management’s Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Limited (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51-102.
The preparation of the Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management’s judgment, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the annual MD&A. Management evaluated the effectiveness of the design and operation of disclosure controls and procedures and internal control over financial reporting based on the framework and criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective at a reasonable level of assurance as of December 31, 2020. As required, the results of that evaluation were reported to the Audit Committee of the Hydro One Board of Directors and the external auditors.
The Consolidated Financial Statements have been audited by KPMG LLP, independent external auditors appointed by the shareholders of the Company. The external auditors’ responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in all material respects in accordance with United States Generally Accepted Accounting Principles. The Independent Auditors’ Report outlines the scope of their examination and their opinion.
The Hydro One Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control over reporting and disclosure. The Audit Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility and to review the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit Committee, with and without the presence of management, to discuss their audit findings.
On behalf of Hydro One’s management:

Mark Poweska	Christopher Lopez
President and Chief Executive Officer	Chief Financial Officer

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HYDRO ONE LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Hydro One Limited

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Hydro One Limited (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of regulatory assets and liabilities and the impact of rate regulation on the consolidated financial statements
As discussed in Note 2 to the consolidated financial statements, the Company accounts for its regulated operations in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 980, Regulated Operations (ASC 980). Under ASC 980, the actions of the Company’s regulator may result in the recognition of revenue and costs in time periods that are different than non-rate-regulated enterprises. When this occurs, the Company records incurred and accrued costs that it has assessed are probable of recovery in future electricity rates as regulatory assets. Obligations imposed or probable to be imposed by the regulator to refund previously collected revenue or to spend revenue collected from customers on future costs are recorded as regulatory liabilities. Under ASC 980, the carrying amounts of property, plant and equipment are impacted by the regulator’s actions to the extent that incurred costs are allowed or disallowed to be recovered for rate-making purposes. As disclosed in Note 13 to the consolidated financial statements, as of December 31, 2020, the Company’s regulatory assets were $4,676 million and regulatory liabilities were $297 million.
We identified the evaluation of regulatory assets and liabilities and the impact of rate regulation as a critical audit matter. Accounting for regulated operations under ASC 980 affects multiple financial statement accounts and disclosures in the Company’s consolidated financial statements. Assessing the accounting for regulated operations requires industry knowledge and significant auditor judgment due to interpretations of regulatory decisions and judgments involved in evaluating the Company’s assessment of the probability associated with recovery of regulatory assets and property, plant and equipment, and imposition of regulatory liabilities.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s regulatory accounting process. This included controls over the evaluation of the probability of (1) the recovery in future rates of costs deferred as regulatory assets, and (2) a refund or a future reduction in rates that should be reported as regulatory liabilities, and controls over the monitoring and evaluation of regulatory developments that may affect the probability of recovering costs in future rates or imposing of regulatory liabilities. We

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HYDRO ONE LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
evaluated the Company’s assessment of the probability of recovery of the carrying amount of regulatory assets and property, plant and equipment and the disposition of regulatory liabilities, through consideration of selected on-going regulatory proceedings and decisions. For a selection of regulatory proceedings and decisions, we read the Company’s assessment and interpretations and any written advice of management’s external specialists with respect to the selected assessments and interpretations. For a selection of regulatory assets and liabilities, we recalculated the amounts recorded based on methodologies approved by the regulator and agreed the data used in the calculations to the Company’s underlying books and records. We compared the amounts calculated by the Company to the amounts recorded in the consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2008.

Toronto, Canada
February 23, 2021

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HYDRO ONE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the years ended December 31, 2020 and 2019

Year ended December 31 (millions of Canadian dollars, except per share amounts)	2020	2019
Revenues
Distribution (includes $283 related party revenues; 2019 - $282) (Note 29)	5,507	4,788
Transmission (includes $1,718 related party revenues; 2019 - $1,637) (Note 29)	1,740	1,652
Other	43	40
	7,290	6,480

Costs
Purchased power (includes $2,513 related party costs; 2019 - $1,818) (Note 29)	3,854	3,111
Operation, maintenance and administration (Notes 4, 29)	1,070	1,181
Depreciation, amortization and asset removal costs (Note 5)	884	878
	5,808	5,170

Income before financing charges and income tax expense	1,482	1,310
Financing charges (Notes 4, 6)	471	514

Income before income tax expense	1,011	796
Income tax recovery (Note 7)	(785)	(6)
Net income	1,796	802

Other comprehensive loss (Note 8)	(24)	(2)
Comprehensive income	1,772	800

Net income attributable to:
Noncontrolling interest (Note 28)	8	6
Preferred shareholders (Note 24)	18	18
Common shareholders	1,770	778
	1,796	802

Comprehensive income attributable to:
Noncontrolling interest (Note 28)	8	6
Preferred shareholders (Note 24)	18	18
Common shareholders	1,746	776
	1,772	800

Earnings per common share (Note 26)
Basic	$2.96	$1.30
Diluted	$2.95	$1.30

Dividends per common share declared (Note 25)	$1.00	$0.96

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE LIMITED
CONSOLIDATED BALANCE SHEETS
At December 31, 2020 and 2019

As at December 31 (millions of Canadian dollars)	2020	2019
Assets
Current assets:
Cash and cash equivalents	757	30
Accounts receivable (Note 9)	722	701
Due from related parties (Note 29)	326	415
Other current assets (Note 10)	184	122
	1,989	1,268

Property, plant and equipment (Note 11)	22,631	21,501
Other long-term assets:
Regulatory assets (Note 13)	4,571	2,676
Deferred income tax assets (Note 7)	124	748
Intangible assets (Note 12)	514	456
Goodwill (Note 4)	373	325
Other assets (Note 14)	92	87
	5,674	4,292
Total assets	30,294	27,061

Liabilities
Current liabilities:
Short-term notes payable (Note 17)	800	1,143
Long-term debt payable within one year (includes $303 measured at fair value; 2019 - $nil) (Notes 17, 18)	806	653
Accounts payable and other current liabilities (Note 15)	1,044	989
Due to related parties (Note 29)	329	302
	2,979	3,087

Long-term liabilities:
Long-term debt (includes $nil measured at fair value; 2019 - $351) (Notes 17, 18)	12,726	10,822
Regulatory liabilities (Note 13)	231	167
Deferred income tax liabilities (Note 7)	56	61
Other long-term liabilities (Note 16)	3,674	3,055
	16,687	14,105
Total liabilities	19,666	17,192

Contingencies and Commitments (Notes 31, 32)
Subsequent Events (Note 34)

Noncontrolling interest subject to redemption (Note 28)	22	20

Equity
Common shares (Note 24)	5,678	5,661
Preferred shares (Note 24)	—	418
Additional paid-in capital (Note 27)	47	49
Retained earnings	4,838	3,667
Accumulated other comprehensive loss	(29)	(5)
Hydro One shareholders’ equity	10,534	9,790

Noncontrolling interest (Note 28)	72	59
Total equity	10,606	9,849
	30,294	27,061

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board of Directors:

Timothy Hodgson	Russel Robertson
Chair	Chair, Audit Committee

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HYDRO ONE LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2020 and 2019

Year ended December 31, 2020 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest (Note 28)	Total Equity
January 1, 2020	5,661	418	49	3,667	(5)	9,790	59	9,849
Net income	—	—	—	1,788	—	1,788	6	1,794
Other comprehensive loss (Note 8)	—	—	—	—	(24)	(24)	—	(24)
Distributions to noncontrolling interest	—	—	—	—	—	—	(2)	(2)
Contributions from sale of noncontrolling interest (Note 4)	—	—	—	—	—	—	9	9
Dividends on preferred shares	—	—	—	(18)	—	(18)	—	(18)
Dividends on common shares	—	—	—	(599)	—	(599)	—	(599)
Common shares issued	17	—	(10)	—	—	7	—	7
Stock-based compensation (Note 27)	—	—	8	—	—	8	—	8
Preferred shares redeemed (Note 24)	—	(418)	—	—	—	(418)	—	(418)
December 31, 2020	5,678	—	47	4,838	(29)	10,534	72	10,606

Year ended December 31, 2019 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest (Note 28)	Total Equity
January 1, 2019	5,643	418	56	3,459	(3)	9,573	49	9,622
Net income	—	—	—	796	—	796	4	800
Other comprehensive loss (Note 8)	—	—	—	—	(2)	(2)	—	(2)
Distributions to noncontrolling interest	—	—	—	—	—	—	(6)	(6)
Contributions from sale of noncontrolling interest (Note 4)	—	—	—	—	—	—	12	12
Dividends on preferred shares	—	—	—	(18)	—	(18)	—	(18)
Dividends on common shares	—	—	—	(570)	—	(570)	—	(570)
Common shares issued	18	—	(12)	—	—	6	—	6
Stock-based compensation (Note 27)	—	—	5	—	—	5	—	5
December 31, 2019	5,661	418	49	3,667	(5)	9,790	59	9,849
See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019

Year ended December 31 (millions of Canadian dollars)	2020	2019
Operating activities
Net income	1,796	802
Environmental expenditures	(23)	(25)
Adjustments for non-cash items:
Depreciation and amortization (Note 5)	783	777
Regulatory assets and liabilities	68	(48)
Deferred income tax recovery	(823)	(30)
Unrealized loss on Foreign-Exchange Contract (Note 4)	—	22
Derecognition of deferred financing costs (Note 4)	—	24
Other	49	37
Changes in non-cash balances related to operations (Note 30)	180	55
Net cash from operating activities	2,030	1,614

Financing activities
Long-term debt issued	2,725	1,500
Long-term debt repaid	(653)	(730)
Short-term notes issued	4,070	4,217
Short-term notes repaid	(4,413)	(4,326)
Short-term debt repaid (Note 4)	(20)	—
Convertible debentures redeemed (Note 4)	—	(513)
Dividends paid	(617)	(588)
Distributions paid to noncontrolling interest	(2)	(9)
Contributions received from sale of noncontrolling interest (Note 4)	9	12
Common shares issued (Note 24)	7	6
Costs to obtain financing	(14)	(8)
Preferred shares redeemed (Note 24)	(418)	—
Net cash from (used in) financing activities	674	(439)

Investing activities
Capital expenditures (Note 30)
Property, plant and equipment	(1,718)	(1,513)
Intangible assets	(126)	(115)
Capital contributions received (Note 30)	—	3
Acquisitions (Note 4)	(126)	—
Other	(7)	(3)
Net cash used in investing activities	(1,977)	(1,628)

Net change in cash and cash equivalents	727	(453)
Cash and cash equivalents, beginning of year	30	483
Cash and cash equivalents, end of year	757	30

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019

1.    DESCRIPTION OF THE BUSINESS
Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). At December 31, 2020, the Province held approximately 47.3% (2019 - 47.3%) of the common shares of Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Rate Setting
The Company's transmission business consists of the transmission system operated by Hydro One Inc.’s subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). See Note 4 - Business Combinations for additional information.
Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks, Hydro One Remote Communities Inc. (Hydro One Remote Communities), and Orillia Power Distribution Corporation (Orillia Power), as well as the distribution business and assets acquired from Peterborough Distribution Inc. (Peterborough Distribution). See Note 4 - Business Combinations for additional information.
Transmission
On March 7, 2019, the Ontario Energy Board (OEB) issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the deferred tax asset resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision on the Company's appeal of the OEB's DTA Decision. See Note 13 - Regulatory Assets and Liabilities.
On April 23, 2020, the OEB rendered its decision on Hydro One Networks' 2020-2022 transmission rate application (2020-2022 Transmission Decision). On July 16, 2020, the OEB issued its final rate order for the 2020-2022 transmission rates approving a revenue requirement of $1,630 million, $1,701 million and $1,772 million for 2020, 2021 and 2022, respectively. On July 30, 2020, the OEB issued its decision for Uniform Transmission Rates (UTRs). The 2020 UTRs that were put in place on an interim basis on January 1, 2020 continued for the remainder of 2020 in light of the COVID-19 pandemic. On December 17, 2020, the OEB issued its decision and order setting the final 2021 UTRs effective January 1, 2021, which included the approval of a two-year disposition period for Hydro One Network's 2020 foregone revenue including interest, beginning on January 1, 2021.
On July 31, 2019, B2M LP filed a transmission rate application for 2020-2024. On January 16, 2020, the OEB approved the 2020 base revenue requirement of $33 million, and a revenue cap escalator index for 2021 to 2024.
On October 25, 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. On December 19, 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million on an interim basis effective January 1, 2020. On April 9, 2020, final OEB approval was received.
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB Mergers Acquisitions Amalgamations and Divestitures (MAAD) decision dated October 13, 2016.
Distribution
In March 2017, Hydro One Networks filed an application with the OEB for 2018-2022 distribution rates. On March 7, 2019, the OEB rendered its decision on the distribution rates application. In accordance with the OEB decision, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements.
On April 16, 2020, the OEB approved a 2% increase to Hydro One Remote Communities' 2019 base rates for new rates effective May 1, 2020, with a deferred implementation date of November 1, 2020 due to COVID-19. On October 8, 2020, the OEB authorized Hydro One Remote Communities to implement a rate rider for the recovery of foregone revenues resulting from postponing rate implementation, effective until April 30, 2021.

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HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars.
Use of Management Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time the assumptions are made, with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to regulatory assets and regulatory liabilities, environmental liabilities, pension benefits, post-retirement and post-employment benefits, contingencies, and unbilled revenues. Actual results may differ significantly from these estimates.
Since late March 2020, the impact of the COVID-19 pandemic (COVID-19 or the pandemic) has been reflected in the Consolidated Financial Statements. While the pandemic has resulted in incremental operating costs and lost revenues, the Company has analyzed the impact of the pandemic on its estimates and assumptions that affect its financial results as at and for the year ended December 31, 2020 and has determined that there was no material impact. Additional details regarding the impact of the pandemic on the Consolidated Financial Statements are available in Note 9 - Accounts Receivable and Note 13 - Regulatory Assets and Liabilities.
As the duration of the pandemic remains uncertain, the Company continues to assess its impact to the Company’s financial results and operations.
Regulatory Accounting
The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting, giving rise to the recognition of regulatory assets and liabilities. The Company’s regulatory assets represent amounts receivable from future customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to future customers. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will include its regulatory assets and liabilities in setting future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or liability in setting future rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless the change meets the requirements for a subsequent event adjustment.
Cash and Cash Equivalents
Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less.
Revenue Recognition
Nature of Revenues
Transmission revenues predominantly consist of transmission tariffs, which are collected through OEB-approved UTRs which are applied against the monthly peak demand for electricity across Hydro One's high-voltage network. OEB-approved UTRs are based on an approved revenue requirement that includes a rate of return. The transmission tariffs are designed to recover revenues necessary to support the Company's transmission system with sufficient capacity to accommodate the maximum expected demand which is influenced by weather and economic conditions. Transmission revenues are recognized as electricity is transmitted and delivered to customers.
Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.
Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered. Revenues are recorded net of indirect taxes.

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HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Accounts Receivable and Allowance for Doubtful Accounts
Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are recorded at their estimated value, net of allowance for doubtful accounts. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company’s current lifetime expected credit losses (CECL) for all accounts receivable balances. The Company estimates the CECL by applying internally developed loss rates to all outstanding receivable balances by aging category. Loss rates applied to the accounts receivable balances are based on historical overdue balances, customer payments and write-offs, which may be further supplemented from time to time to reflect management's best estimate of the loss. Accounts receivable are written-off against the allowance when they are deemed uncollectible. The allowance for doubtful accounts is affected by changes in volume, prices and economic conditions.
Noncontrolling interest
Noncontrolling interest represents the portion of equity ownership in subsidiaries that is not attributable to shareholders of Hydro One. Noncontrolling interest is initially recorded at fair value and subsequently the amount is adjusted for the proportionate share of net income and other comprehensive income (OCI) or other comprehensive loss (OCL) attributable to the noncontrolling interest and any dividends or distributions paid to the noncontrolling interest.
If a transaction results in the acquisition of all, or part, of a noncontrolling interest in a subsidiary, the acquisition of the noncontrolling interest is accounted for as an equity transaction. No gain or loss is recognized in consolidated net income or comprehensive income as a result of changes in the noncontrolling interest, unless a change results in the loss of control by the Company.
Income Taxes
Income taxes are accounted for using the asset and liability method. Current tax assets and liabilities are recognized based on the taxes payable or refundable on the current and prior year’s taxable income. Current and deferred income taxes are computed based on the tax rates and tax laws enacted as at the balance sheet date. Tax benefits associated with income tax positions are recorded only when the more-likely-than-not recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgment is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period using new information about recognition or measurement as it becomes available.
Deferred Income Taxes
Deferred income tax assets and liabilities are recognized on all temporary differences between the tax bases and carrying amounts of assets and liabilities, including the carry forward unused tax credits and tax losses to the extent that it is more-likely-than-not that these deductions, credits, and losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates and tax laws that have been enacted as at the balance sheet date.
Deferred income taxes associated with its regulated operations which are considered to be more-likely-than-not to be recoverable or refunded in the future regulated rates charged to customers are recognized as deferred income tax regulatory assets and liabilities with an offset to deferred income tax expense.
Investment tax credits are recorded as a reduction of the related expenses or income tax expense in the current or future period to the extent it is more likely than not that the credits can be utilized.
Management reassesses the deferred income tax assets at each balance sheet date and reduces the amount to the extent that it is more likely than not that the deferred income tax asset will not be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more likely than not that the tax benefit will be realized.
Materials and Supplies
Materials and supplies represent consumables, small spare parts and construction materials held for internal construction and maintenance of property, plant and equipment. These assets are carried at average cost less any impairments recorded.
Property, Plant and Equipment
Property, plant and equipment is recorded at original cost, net of customer contributions, and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the consolidated balance sheets as property, plant and equipment.
The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are

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HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, and information technology (IT). Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis, consistent with an OEB-approved methodology.
Property, plant and equipment in service consists of transmission, distribution, communication, administration and service assets and land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare parts, and capitalized project development costs associated with deferred capital projects.
Transmission
Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches.
Distribution
Distribution assets include assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.
Communication
Communication assets include fibre optic and microwave radio systems, optical ground wire, towers, telephone equipment and associated buildings.
Administration and Service
Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets.
Easements
Easements include statutory rights of use for transmission corridors and abutting lands granted under the Reliable Energy and Consumer Protection Act, 2002, as well as other land access rights.
Intangible Assets
Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company’s intangible assets primarily represent major computer applications.
Capitalized Financing Costs
Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized financing costs are a reduction of financing charges recognized in the consolidated statements of operations and comprehensive income. Capitalized financing costs are calculated using the Company’s weighted average effective cost of debt.
Construction and Development in Progress
Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service.
Depreciation and Amortization
The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis.

11

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from OEB approval of such a review are implemented on a remaining service life basis, consistent with their inclusion in electricity rates. The most recent reviews resulted in changes to rates effective January 1, 2015 and January 1, 2020 for Hydro One Networks’ distribution and transmission businesses, respectively. A summary of average service lives and depreciation and amortization rates for the various classes of assets is included below:

	Average	Rate
	Service Life	Range	Average
Property, plant and equipment:
Transmission	55 years	1% - 3%	2%
Distribution	46 years	1% - 7%	2%
Communication	14 years	1% - 15%	5%
Administration and service	21 years	1% - 20%	4%
Intangible assets	10 years	10%	10%
In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense.
Acquisitions and Goodwill
The Company accounts for business acquisitions using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are primarily measured at their estimated fair value at the date of acquisition. Costs associated with pending acquisitions are expensed as incurred. Goodwill represents the cost of acquired companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.
Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more likely than not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount, a quantitative goodwill impairment assessment is performed. The quantitative assessment compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.
Based on the assessment performed as at September 30, 2020 and with no significant events since, the Company has concluded that goodwill was not impaired at December 31, 2020.
Long-Lived Asset Impairment
When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, the Company evaluates whether impairment may exist by estimating future estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset’s carrying value is adjusted to its estimated fair value.
Within its regulated business, the carrying costs of most of Hydro One’s long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable.
Hydro One regularly monitors the assets of its unregulated Hydro One Telecom Inc. subsidiary for indications of impairment. Management assesses the fair value of such long-lived assets using commonly accepted techniques. Techniques used to determine fair value include, but are not limited to, the use of recent third-party comparable sales for reference and internally developed discounted cash flow analysis. Significant changes in market conditions, changes to the condition of an asset, or a change in management’s intent to utilize the asset are generally viewed by management as triggering events to reassess the cash flows related to these long-lived assets. As at December 31, 2020 and 2019, no asset impairment had been recorded for assets within either the Company’s regulated or unregulated businesses.
Costs of Arranging Debt Financing
For financial liabilities classified as other than held-for-trading and for convertible debentures, the Company defers the external transaction costs related to obtaining financing and presents such amounts net of related debt or convertible debentures on the

12

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

consolidated balance sheets. Deferred issuance costs are amortized over the contractual life of the related debt or convertible debentures on an effective-interest basis and the amortization is included within financing charges in the consolidated statements of operations and comprehensive income. Transaction costs for items classified as held-for-trading are expensed immediately.
Comprehensive Income / Loss
Comprehensive income/loss is comprised of net income/loss and OCI/OCL. Hydro One presents net income/loss and OCI/OCL in a single continuous consolidated statement of operations and comprehensive income/loss.
Financial Assets and Liabilities
All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for-trading; other liabilities; or available-for-sale. Financial assets and liabilities classified as held-for-trading are measured at fair value. All other financial assets and liabilities are measured at amortized cost, except accounts receivable and amounts due from related parties, which are measured at its net realizable value. Accounts receivable and amounts due from related parties are classified as loans and receivables. The Company considers the carrying amounts of accounts receivable and amounts due from related parties to be reasonable estimates of fair value because of the short time to maturity of these instruments. The Company estimates the CECL for all accounts receivable balances, which are recognized as adjustments to the allowance for doubtful accounts. Accounts receivable are written-off against the allowance when they are deemed uncollectible. All financial instrument transactions are recorded at trade date.
The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates certain of its financial assets and liabilities to be held at fair value, when it is consistent with the Company’s risk management policy disclosed in Note 18 - Fair Value of Financial Instruments and Risk Management.
Derivative Instruments and Hedge Accounting
The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses various instruments to hedge these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as accounting hedges, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts) as they are part of economic hedging relationships.
The accounting guidance for derivative instruments requires the recognition of all derivative instruments not identified as meeting the normal purchase and sale exemption as either assets or liabilities recorded at fair value on the consolidated balance sheets. For derivative instruments that qualify for hedge accounting, the Company may elect to designate such derivative instruments as either cash flow hedges or fair value hedges. The Company offsets fair value amounts recognized on its consolidated balance sheets related to derivative instruments executed with the same counterparty under the same master netting agreement.
For derivative instruments that qualify for hedge accounting and which are designated as cash flow hedges, any unrealized gain or loss, net of tax, is recorded as a component of accumulated OCI (AOCI). Amounts in AOCI are reclassified to results of operations in the same period or periods during which the hedged transaction affects results of operations and presented in the same line item as the earnings effect of the hedged item. Any gains or losses on the derivative instrument that represent hedge components excluded from the assessment of effectiveness are recognized in the same line item of the consolidated statements of operations as the hedged item. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the consolidated statements of operations and comprehensive income in the current period. The gain or loss on the derivative instrument is included in the same line item as the offsetting gain or loss on the hedged item in the consolidated statements of operations and comprehensive income. The changes in fair value of the undesignated derivative instruments are reflected in results of operations.
Embedded derivative instruments are separated from their host contracts and are carried at fair value on the consolidated balance sheets when: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not measured at fair value, with changes in fair value recognized in results of operations each period; and (c) the embedded derivative itself meets the definition of a derivative. The Company does not engage in derivative trading or speculative activities and had no embedded derivatives that required bifurcation at December 31, 2020 or 2019.
Hydro One periodically develops hedging strategies taking into account risk management objectives. At the inception of a hedging relationship where the Company has elected to apply hedge accounting, Hydro One formally documents the relationship between the hedged item and the hedging instrument, the related risk management objective, the nature of the specific risk exposure being hedged, and the method for assessing the effectiveness of the hedging relationship. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are effective in offsetting changes in fair values or cash flows of the hedged items.

13

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Employee Future Benefits
Employee future benefits provided by Hydro One include pension, post-retirement and post-employment benefits. The costs of the Company’s pension, post-retirement and post-employment benefit plans are recorded over the periods during which employees render service.
The Company recognizes the funded status of its defined benefit pension plan (Pension Plan) and its post-retirement and post-employment plans on its consolidated balance sheets and subsequently recognizes the changes in funded status at the end of each reporting year. Defined benefit pension, post-retirement and post-employment plans are considered to be underfunded when the projected benefit obligation (PBO) exceeds the fair value of the plan assets. Liabilities are recognized on the consolidated balance sheets for any net underfunded PBO. The net underfunded PBO may be disclosed as a current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets. If the fair value of plan assets exceeds the PBO of the plan, an asset is recognized equal to the net overfunded PBO. The post-retirement and post-employment benefit plans are unfunded because there are no related plan assets.
Hydro One recognizes its contributions to the defined contribution pension plan (DC Plan) as pension expense, with a portion being capitalized as part of labour costs included in capital expenditures. The expensed amount is included in operation, maintenance and administration (OM&A) costs in the consolidated statements of operations and comprehensive income.
Defined Benefit Pension
Defined benefit pension costs are recorded on an accrual basis for financial reporting purposes. Pension costs are actuarially determined using the projected benefit method prorated on service and are based on assumptions that reflect management’s best estimate of the effect of future events, including future compensation increases. Past service costs from plan amendments and all actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service period of active employees in the plan, and over the estimated remaining life expectancy of inactive employees in the plan. Pension plan assets, consisting primarily of listed equity securities, corporate and government debt securities as well as unlisted real estate and unlisted infrastructure investments, are recorded at fair value at the end of each year. Hydro One records a regulatory asset equal to the net underfunded PBO for its pension plan. Defined benefit pension costs are attributed to labour costs on a cash basis and a portion directly related to acquisition and development of capital assets is capitalized as part of the cost of property, plant and equipment and intangible assets. The remaining defined benefit pension costs are charged to results of operations (OM&A costs).
Post-retirement and Post-employment Benefits
Post-retirement and post-employment benefits are recorded and included in rates on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. Past service costs from plan amendments are amortized to results of operations based on the expected average remaining service period.
For post-retirement benefits, all actuarial gains or losses are deferred using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan and over the remaining life expectancy of inactive employees in the plan. The post-retirement benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.
For post-employment obligations, the associated regulatory liabilities representing actuarial gains on transition to US GAAP are amortized to results of operations based on the “corridor” approach. The actuarial gains and losses on post-employment obligations that are incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.
All post-retirement and post-employment benefit costs are attributed to labour costs and are either charged to results of operations (OM&A costs) or capitalized as part of the cost of property, plant and equipment and intangible assets for service cost component and to regulatory assets for all other components of the benefit costs, consistent with their inclusion in OEB-approved rates.
Stock-Based Compensation
Share Grant Plans
Hydro One measures share grant plans based on fair value of share grants as estimated based on the grant date common share price. The costs are recognized in the financial statements using the graded-vesting attribution method for share grant plans that have both a performance condition and a service condition. The Company records a regulatory asset equal to the accrued costs of share grant plans recognized in each period. Costs are transferred from the regulatory asset to labour costs at the time the share grants vest and are issued, and are recovered in rates. Forfeitures are recognized as they occur.

14

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Deferred Share Unit (DSU) Plans
The Company records the liabilities associated with its Directors’ and Management DSU Plans at fair value at each reporting date until settlement, recognizing compensation expense over the vesting period on a straight-line basis. The fair value of the DSU liability is based on the Company’s common share closing price at the end of each reporting period.
Long-term Incentive Plan (LTIP)
The Company measures the awards issued under its LTIP, at fair value based on the grant date common share price. The related compensation expense is recognized over the vesting period on a straight-line basis. Forfeitures are recognized as they occur.
Loss Contingencies
Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Financial Statements, management makes judgments regarding the future outcome of contingent events and records a loss for a contingency based on its best estimate when it is determined that such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a regulatory asset is also recorded. When a range estimate for the probable loss exists and no amount within the range is a better estimate than any other amount, the Company records a loss at the minimum amount within the range.
Management regularly reviews current information available to determine whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple forecasts and scenarios that often depend on judgments about potential actions by third parties, such as federal, provincial and local courts or regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the Consolidated Financial Statements may differ from the actual outcome once the contingency is resolved. Such differences could have a material impact on future results of operations, financial position and cash flows of the Company.
Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred.
Environmental Liabilities
Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Hydro One records a liability for the estimated future expenditures associated with contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment, based on the present value of these estimated future expenditures. The Company determines the present value with a discount rate that produces an amount at which the environmental liabilities could be settled in an arm’s length transaction with a third party. As the Company anticipates that the future expenditures will continue to be recoverable in future rates, an offsetting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or more frequently if there are indications that circumstances have changed.
Asset Retirement Obligations
Asset retirement obligations are recorded for legal obligations associated with the future removal and disposal of long-lived assets. Such obligations may result from the acquisition, construction, development and/or normal use of the asset. Conditional asset retirement obligations are recorded when there is a legal obligation to perform a future asset retirement activity but where the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In such a case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. This uncertainty is incorporated in the fair value measurement of the obligation.
When recording an asset retirement obligation, the present value of the estimated future expenditures required to complete the asset retirement activity is recorded in the period in which the obligation is incurred, if a reasonable estimate can be made. In general, the present value of the estimated future expenditures is added to the carrying amount of the associated asset and the resulting asset retirement cost is depreciated over the estimated useful life of the asset. The present value is    determined with a discount rate that equates to the Company’s credit-adjusted risk-free rate. Where an asset is no longer in service when an asset retirement obligation is recorded, the asset retirement cost is recorded in results of operations.
Some of the Company’s transmission and distribution assets, particularly those located on unowned easements and rights-of-way, may have asset retirement obligations, conditional or otherwise. The majority of the Company’s easements and rights-of-way are either of perpetual duration or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use the majority of its facilities in perpetuity, no asset retirement obligations have been recorded for these assets. If, at some future date, a particular facility is shown not to meet the perpetuity assumption,

15

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

it will be reviewed to determine whether an estimable asset retirement obligation exists. In such a case, an asset retirement obligation would be recorded at that time.
The Company’s asset retirement obligations recorded to date relate to estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities.
Leases
At the commencement date of a lease, the minimum lease payments are discounted and recognized as a lease obligation. Discount rates used correspond to the Company's incremental borrowing rates. Renewal options are assessed for their likelihood of being exercised and are included in the measurement of the lease obligation when it is reasonably certain they will be exercised. The Company does not recognize leases with a term of less than 12 months. A corresponding Right-of-Use (ROU) asset is recognized at the commencement date of a lease. The ROU asset is measured as the lease obligation adjusted for any lease payments made and/or any lease incentives and initial direct costs incurred. ROU assets are included in other long-term assets, and corresponding lease obligations are included in other current liabilities and other long-term liabilities on the consolidated balance sheets.
Subsequent to the commencement date, the lease expense recognized at each reporting period is the total remaining lease payments over the remaining lease term. Lease obligations are measured as the present value of the remaining unpaid lease payments using the discount rate established at commencement date. The amortization of the ROU assets is calculated as the difference between the lease expense and the accretion of interest, which is calculated using the effective interest method. Lease modifications and impairments are assessed at each reporting period to assess the need for a re-measurement of the lease obligations or ROU assets.
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2017-04	January 2017	The amendment removes the second step of the previous two-step goodwill impairment test to simplify the process of testing goodwill.	January 1, 2020	No impact upon adoption
ASU 2018-13	August 2018	Disclosure requirements on fair value measurements in Accounting Standard Codification (ASC) 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	No impact upon adoption
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are applicable in the adoption of ASC 842.
			January 1, 2020	No impact upon adoption

16

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2018-14	August 2018
Disclosure requirements related to single-employer
defined benefit pension or other post-retirement
benefit plans are added, removed or clarified to
improve the effectiveness of disclosures in financial
statement notes.
			January 1, 2021	No impact upon adoption
ASU 2019-12	December 2019
The amendments simplify the accounting for income
taxes by removing certain exceptions to the general
principles and improving consistent application of
Topic 740 by clarifying and amending existing
guidance.
			January 1, 2021	No impact upon adoption
ASU 2020-01	January 2020
The amendments clarify the interaction of the
accounting for equity securities under Topic 321,
investments under the equity method of accounting in
Topic 323 and the accounting for certain forward
contracts and purchased options accounted for under
Topic 815.
			January 1, 2021	No impact upon adoption
ASU 2020-06	August 2020	The update addresses the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments reduce the number of accounting models for convertible debt instruments and convertible preferred stock.	January 1, 2022	Under assessment
ASU 2020-10	October 2020	The amendments are intended to improve the Codification by ensuring the guidance required for an entity to disclose information in the notes of financial statements are codified in the disclosure sections to reduce the likelihood of disclosure requirements being missed.	January 1, 2021	No impact upon adoption
4.    BUSINESS COMBINATIONS
Acquisition of Peterborough Distribution Assets
On August 1, 2020, Hydro One completed the acquisition of the business and distribution assets of Peterborough Distribution, an electricity distribution company located in east central Ontario, from the City of Peterborough, for a purchase price of $104 million, including the assumption of agreed upon liabilities and closing adjustments. The purchase price is comprised of a cash payment of $105 million, including a deposit of $4 million paid in 2018 and $101 million paid on closing of the transaction, partially offset by a purchase price adjustment of $1 million. As the acquired business and distribution assets of Peterborough Distribution meet the definition of a business, the acquisition has been accounted for as a business acquisition.
The following table summarizes the determination of the fair value of the assets acquired and liabilities assumed:

(millions of dollars)
Working capital	7
Property, plant and equipment	64
Regulatory assets	1
Goodwill	33
Other long-term liabilities	(1)
104

The determination of the fair value of assets acquired and liabilities assumed is based upon management’s estimates and assumptions and reflects the fair value of consideration paid.
The goodwill estimate of $33 million arising from the Peterborough Distribution acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Peterborough Distribution. All of the goodwill was assigned to Hydro One’s Distribution Business segment. Peterborough Distribution contributed revenues of $51 million and net income of $nil to the Company’s consolidated financial results for the year ended December 31, 2020. All costs related to the acquisition have been expensed through the statement of operations and comprehensive income. The disclosure of Peterborough Distribution’s pro forma information is immaterial to the Company’s consolidated financial results for the year ended December 31, 2020.

17

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Acquisition of Orillia Power
On September 1, 2020, Hydro One completed the acquisition of Orillia Power, an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for a purchase price of $28 million, including closing adjustments. The purchase price is comprised of a cash payment of $26 million, including a deposit of $1 million paid in 2016, $25 million paid on closing of the transaction, as well as a purchase price adjustment of $2 million.
The following table summarizes the determination of the fair value of the assets acquired and liabilities assumed:

(millions of dollars)
Working capital	2
Property, plant and equipment	32
Deferred income tax assets	1
Goodwill	15
Short-term debt	(20)
Regulatory liabilities	(1)
Other long-term liabilities	(1)
28

The determination of the fair value of assets acquired and liabilities assumed is based upon management’s estimates and assumptions and reflects the fair value of consideration paid. In September 2020, Hydro One repaid the $20 million of short-term debt assumed as part of the Orillia Power acquisition.
The goodwill estimate of $15 million arising from the Orillia Power acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Orillia Power. All of the goodwill was assigned to Hydro One’s Distribution Business segment. Orillia Power contributed revenues of $15 million and net income of $nil to the Company’s consolidated financial results for the year ended December 31, 2020. All costs related to the acquisition have been expensed through the statement of operations and comprehensive income. The disclosure of Orillia Power's pro forma information is immaterial to the Company’s consolidated financial results for the year ended December 31, 2020.
NRLP
In 2018, Hydro One entered into an agreement with the First Nations Partners, wherein a noncontrolling equity interest in Hydro One’s limited partnership, NRLP, would be made available for purchase at fair value by the First Nations Partners. On September 19, 2018, NRLP was formed to own a new 230 kV transmission line (Niagara Line) in the Niagara region. The Niagara Line enables generators in the Niagara area to connect to the load centres of the Greater Toronto and Hamilton areas. Hydro One Networks maintains and operates the Niagara Line in accordance with an operation and management services agreement. On September 12, 2019, the OEB granted NRLP a transmission licence and granted Hydro One Networks leave to sell the applicable Niagara Line assets to NRLP.
On September 18, 2019, the applicable Niagara Line assets were transferred from Hydro One Networks to NRLP for $119 million and operation of the line was contracted to Hydro One Networks. This transfer was financed with 60% debt ($71 million) and 40% equity ($48 million). The cash payment of $71 million was financed by debt sourced by NRLP from a Hydro One subsidiary, and the $48 million equity comprised partnership units issued by NRLP to Hydro One Networks. Subsequently, on the same date, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and, through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1%, respectively, equity interest in NRLP partnership units for total consideration of $12 million, representing the fair value of the equity interest acquired.
On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP partnership units from Hydro One Networks for total cash consideration of $9 million. Following this transaction, Hydro One's interest in the equity portion of NRLP partnership units was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP partnership units.
NRLP is fully consolidated in these Consolidated Financial Statements as it is controlled by Hydro One. The First Nations Partners' noncontrolling interest in NRLP is classified within equity. See Note 28 - Noncontrolling Interest for additional information.
Termination of the Avista Corporation Purchase Agreement
In July 2017, Hydro One reached an agreement to acquire Avista Corporation (Merger). In January 2019, Hydro One and Avista Corporation announced that the companies mutually agreed to terminate the Merger agreement. The following amounts related to the termination of the Merger agreement were recorded by the Company during the first quarter of the year ended December 31, 2019.
•$138 million (US$103 million) for payment of the Merger termination fee recorded in OM&A costs;

18

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

•$22 million financing charges, due to reversal of previously recorded unrealized gains upon termination of the deal-contingent foreign-exchange forward contract (Foreign-Exchange Contract);
•redemption of $513 million convertible debentures and payment of related interest of $7 million; and
•$24 million financing charges, due to derecognition of the deferred financing costs related to convertible debentures.
5.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

Year ended December 31 (millions of dollars)	2020	2019
Depreciation of property, plant and equipment	691	671
Amortization of intangible assets	69	81
Amortization of regulatory assets	23	25
Depreciation and amortization	783	777
Asset removal costs	101	101
	884	878
6.    FINANCING CHARGES

Year ended December 31 (millions of dollars)	2020	2019
Interest on long-term debt	497	479
Interest on short-term notes	8	19
Realized loss on cash flow hedges (interest-rate swap agreements) (Note 8, 18)	7	—
Derecognition of deferred financing costs (Note 4)	—	24
Unrealized loss on Foreign-Exchange Contract (Notes 4, 18)	—	22
Interest on convertible debentures (Note 4)	—	7
Other	13	18
Less: Interest capitalized on construction and development in progress	(49)	(48)
Interest earned on cash and cash equivalents	(5)	(7)
	471	514

19

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

7.    INCOME TAXES
As a rate regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable or refunded to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred income tax expense (recovery). The Company’s consolidated tax expense or recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recoverable or refunded in future rates charged to customers. Thus, the Company’s income tax expense or recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.
The reconciliation between the statutory and the effective tax rates is provided as follows:

Year ended December 31 (millions of dollars)	2020	2019
Income before income tax expense	1,011	796
Income tax expense at statutory rate of 26.5% (2019 - 26.5%)	268	211

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization[1]	(102)	(105)
Impact of tax deductions from deferred tax asset sharing[2]	(41)	(60)
Overheads capitalized for accounting but deducted for tax purposes	(21)	(21)
Interest capitalized for accounting but deducted for tax purposes	(13)	(13)
Environmental expenditures	(6)	(7)
Pension and post-retirement benefit contributions in excess of pension expense	(4)	(11)
Other	—	(3)
Net temporary differences attributable to regulated business	(187)	(220)
Net permanent differences	1	3
Recognition of deferred income tax regulatory asset (Note 13)	(867)	—
Total income tax recovery	(785)	(6)

Effective income tax rate	(77.6%)	(0.8%)
1 Includes accelerated tax depreciation of up to three times the first-year rate for certain eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028, as introduced in the 2019 federal and Ontario budgets and enacted in the second quarter of 2019.
2 Prior to the ODC Decision, the impact represents tax deductions from deferred asset tax sharing given to ratepayers as previously mandated by the OEB. Subsequent to the ODC Decision, the impact represents the recovery of deferred tax asset sharing currently allocated to rate-payers. See Note 13 - Regulatory Assets and Liabilities.
The major components of income tax expense are as follows:

Year ended December 31 (millions of dollars)	2020	2019
Current income tax expense	29	24
Deferred income tax recovery	(814)	(30)
Total income tax recovery	(785)	(6)

20

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Deferred Income Tax Assets and Liabilities
Deferred income tax assets and liabilities reflect the future tax consequences attributable to temporary differences between the tax bases and the financial statement carrying amounts of the assets and liabilities including the carry forward amounts of tax losses and tax credits. Deferred income tax assets and liabilities attributable to the Company’s regulated business are recognized with a corresponding offset in deferred income tax regulatory assets and liabilities to reflect the anticipated recovery or repayment of these balances in the future electricity rates. At December 31, 2020 and 2019, deferred income tax assets and liabilities consisted of the following:

As at December 31 (millions of dollars)	2020	2019
Deferred income tax assets
Post-retirement and post-employment benefits expense in excess of cash payments	685	638
Pension obligations	607	405
Non-capital losses	323	331
Non-depreciable capital property	271	271
Tax credit carryforwards	119	92
Investment in subsidiaries	100	95
Depreciation and amortization in excess of capital cost allowance	57	59
Environmental expenditures	48	51
Other	14	20
	2,224	1,962
Less: valuation allowance	(380)	(375)
Total deferred income tax assets	1,844	1,587

Deferred income tax liabilities
Capital cost allowance in excess of depreciation and amortization	1,022	377
Regulatory assets and liabilities	728	495
Goodwill	11	10
Other	15	18
Total deferred income tax liabilities	1,776	900

Net deferred income tax assets	68	687
The net deferred income tax assets are presented on the consolidated balance sheets as follows:

As at December 31 (millions of dollars)	2020	2019
Long-term:
Deferred income tax assets	124	748
Deferred income tax liabilities	(56)	(61)
Net deferred income tax assets	68	687
The valuation allowance for deferred tax assets as at December 31, 2020 was $380 million (2019 - $375 million). The valuation allowance primarily relates to temporary differences for non-depreciable assets and investments in subsidiaries. As of December 31, 2020 and 2019, the Company had non-capital losses carried forward available to reduce future years’ taxable income, which expire as follows:

Year of expiry (millions of dollars)	2020	2019
2034	—	2
2035	171	221
2036	552	551
2037	172	172
2038	95	95
2039	200	202
2040	27	—
Total losses	1,217	1,243

21

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

8.    OTHER COMPREHENSIVE LOSS

Year ended December 31 (millions of dollars)	2020	2019
Gain (loss) on cash flow hedges (interest-rate swap agreements) (Notes 6, 18)[1]	(20)	2
Loss on pension and other post-employment benefits (OPEB) transfer (Note 20)	(6)	—
Other	2	(4)
	(24)	(2)
1 Includes $7 million realized loss on cash flow hedges reclassified to financing charges (2019 - $nil).
9.    ACCOUNTS RECEIVABLE

As at December 31 (millions of dollars)	2020	2019
Accounts receivable - billed	347	330
Accounts receivable - unbilled	421	393
Accounts receivable, gross	768	723
Allowance for doubtful accounts	(46)	(22)
Accounts receivable, net	722	701
The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)	2020	2019
Allowance for doubtful accounts – beginning	(22)	(21)
Write-offs	11	18
Additions to allowance for doubtful accounts[1]	(35)	(19)
Allowance for doubtful accounts – ending	(46)	(22)
1 Additions to allowance for doubtful accounts for the year ended December 31, 2020 include incremental $14 million related to the COVID-19 pandemic which were recognized in OM&A in 2020 (2019 - $nil).
10.    OTHER CURRENT ASSETS

As at December 31 (millions of dollars)	2020	2019
Regulatory assets (Note 13)	105	52
Prepaid expenses and other assets	53	49
Materials and supplies	23	21
Derivative assets (Note 18)	3	—
	184	122
11.    PROPERTY, PLANT AND EQUIPMENT

As at December 31, 2020 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	18,213	5,989	876	13,100
Distribution	11,544	3,949	101	7,696
Communication	1,395	1,079	45	361
Administration and service	1,729	959	113	883
Easements	671	80	—	591
	33,552	12,056	1,135	22,631

As at December 31, 2019 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	17,454	5,714	711	12,451
Distribution	10,991	3,747	85	7,329
Communication	1,355	1,002	43	396
Administration and service	1,617	931	53	739
Easements	663	77	—	586
	32,080	11,471	892	21,501
Financing charges capitalized on property, plant and equipment under construction were $46 million in 2020 (2019 - $45 million).

22

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

12.    INTANGIBLE ASSETS

As at December 31, 2020 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	1,034	581	59	512
Other	7	5	—	2
	1,041	586	59	514

As at December 31, 2019 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	912	512	56	456
Other	5	5	—	—
	917	517	56	456
Financing charges capitalized to intangible assets under development were $3 million in 2020 (2019 - $3 million). The estimated annual amortization expense for intangible assets is as follows: 2021 - $73 million; 2022 - $70 million; 2023 - $60 million; 2024 - $49 million; and 2025 - $48 million.
13.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at December 31 (millions of dollars)	2020	2019
Regulatory assets:
Deferred income tax regulatory asset	2,343	1,109
Pension benefit regulatory asset	1,660	1,125
Deferred tax asset sharing	204	—
Environmental	133	141
Post-retirement and post-employment benefits - non-service cost	113	96
Foregone revenue deferral	63	67
Post-retirement and post-employment benefits	59	105
Stock-based compensation	41	42
Conservation and Demand Management (CDM) variance	16	—
Debt premium	12	17
Other	32	26
Total regulatory assets	4,676	2,728
Less: current portion	(105)	(52)
	4,571	2,676

Regulatory liabilities:
Retail settlement variance account	92	23
Tax rule changes variance	70	44
Earnings sharing mechanism deferral	37	21
Pension cost differential	31	31
Green energy expenditure variance	22	31
Asset removal costs cumulative variance	19	—
External revenue variance	7	6
Deferred income tax regulatory liability	4	5
Distribution rate riders	1	42
Other	14	9
Total regulatory liabilities	297	212
Less: current portion	(66)	(45)
	231	167
Deferred Income Tax Regulatory Asset and Liability
Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company’s income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the

23

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

2020 income tax expense would have been higher by approximately $187 million (2019 - higher by $221 million), of which $146 million is included in Deferred Income Tax Regulatory Asset and Liability with the remaining $41 million included in Deferred Tax Asset Sharing.
On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Original Decision). In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act, 1998 (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would have resulted in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a Motion to Review and Vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Original Decision relating to the deferred tax asset to an OEB panel for reconsideration.
On March 7, 2019, the OEB issued its DTA Decision and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019 the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. As a result, as at December 31, 2018, the Company recorded impairment charges relating to Hydro One Networks' distribution and transmission deferred income tax regulatory asset. Notwithstanding the recognition of the effects of the DTA Decision in the 2018 financial statements, on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's DTA Decision. The appeal was heard on November 21, 2019.
On July 16, 2020, the Ontario Divisional Court rendered its decision (ODC Decision) on the Company's appeal of the OEB's DTA Decision.
In connection with the ODC Decision, the Company recorded a reversal of the previously recognized impairment charge of Hydro One Networks' distribution and transmission deferred income tax regulatory asset in its financial statements for the year ended December 31, 2020. The reversal of the previously recognized impaired charge included the regulatory asset relating to the cumulative deferred tax asset amounts shared with ratepayers (deferred tax asset sharing) up to and including June 30, 2020 by Hydro One Networks' distribution and transmission segments of $58 million and $118 million, respectively. Hydro One recognized deferred income tax regulatory assets of $504 million and $673 million for Hydro One Networks distribution and transmission segments, respectively, and associated deferred income tax liability of $310 million. The Company also recorded an increase in net income of $867 million as deferred income tax recovery during the year ended December 31, 2020.
Pension Benefit Regulatory Asset
In accordance with OEB rate orders, pension costs are recovered on a cash basis as employer contributions are paid to the pension fund in accordance with the Pension Benefits Act (Ontario). The Company recognizes the net unfunded status of pension obligations on the consolidated balance sheets with an offset to the associated regulatory asset. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, OCL would have been higher by $470 million (2019 - $597 million) and OM&A expenses would have been higher by $89 million (2019 - lower by $20 million).
Deferred Tax Asset Sharing
On October 2, 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court and required Hydro One to submit its proposal for the recovery of the deferred tax asset amounts allocated to ratepayers for the 2017 to 2022 period. As at December 31, 2020, Hydro One recorded a regulatory asset of $204 million for the cumulative deferred tax asset amounts shared with ratepayers since 2017 to date, consisting of $70 million and $134 million for Hydro One Networks’ distributions and transmission segments respectively. As a result of the OEB’s procedural order, the $204 million regulatory asset relating to the cumulative deferred tax asset amounts allocated to ratepayers since 2017 has been separately presented from the deferred income tax regulatory asset. Until the OEB issues the order to implement the recovery of the deferred tax asset amounts allocated to ratepayers for the 2017 to 2022 period, this $204 million regulatory asset will continue to increase to recognize the additional amounts shared with ratepayers during the reporting period.
Environmental
Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. A regulatory asset is recognized because management considers it to be probable environmental expenditures will be recovered in the future through the rate-setting process. The Company has recorded an equivalent amount as a regulatory asset. In 2020, the environmental regulatory asset increased by $12 million (2019 - decreased by $3 million) to reflect related changes in the

24

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Company’s LAR environmental liabilities. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the prudency and the timing of recovery of all of Hydro One’s actual environmental expenditures. In the absence of rate-regulated accounting, 2020 OM&A expenses would have been higher by $12 million (2019 - lower by $3 million). In addition, 2020 amortization expense would have been lower by $23 million (2019 - $25 million), and 2020 financing charges would have been higher by $3 million (2019 - $4 million).
Post-Retirement and Post-Employment Benefits - Non-Service Cost
Hydro One has recorded a regulatory asset relating to the future recovery of its post-retirement and post-employment benefits other than service costs. The regulatory asset includes the applicable tax impact to reflect taxes payable. Prior to adoption of ASU 2017-07 in 2018, these amounts were capitalized to property, plant and equipment and intangible assets. As part of Hydro One Networks' 2020-2022 Transmission Decision, the OEB concluded that the non-service cost component of Hydro One's OPEB costs shall be recognized as OM&A for both its transmission and distribution businesses. Hydro One Networks distribution continues to record the non-service cost component of OPEBs in this account until its next rebasing application. The OEB approved the disposition of Hydro One Networks transmission's account balance as at December 31, 2018, including accrued interest, which is being collected from ratepayers over a three-year period ending December 31, 2022.
Foregone Revenue Deferral
As at December 31, 2020, the foregone revenue deferral account is primarily made up of the difference between revenue earned by Hydro One Networks transmission, NRLP, B2M LP, and HOSSM under the approved UTRs based on OEB-approved 2020 rates revenue requirement and load forecast and the revenues earned under interim 2020 UTRs. Hydro One Networks transmission's foregone revenue, including accrued interest, is being collected from ratepayers over a two-year period ending December 31, 2022. NRLP, B2M LP, and HOSSM's foregone revenue, including accrued interest, is being collected from ratepayers over a one-year period ended December 31, 2021. As at December 31, 2019, the foregone revenue deferral account was primarily made up of the difference between revenue earned based on distribution rates approved by the OEB in Hydro One Networks' 2018-2022 distribution rates application, effective May 1, 2018, and revenue earned under the interim rates until the approved 2018 and 2019 rates were implemented on July 1, 2019. This amount was recovered from ratepayers over an eighteen-month period ending December 31, 2020.
Post-Retirement and Post-Employment Benefits
In accordance with OEB rate orders, post-retirement and post-employment benefits costs are recovered on an accrual basis. The Company recognizes the net unfunded status of post-retirement and post-employment obligations on the consolidated balance sheets with an incremental offset to the associated regulatory assets. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset or liability as the case may be, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2020 OCL would have been lower by $46 million (2019 - higher by $235 million).
Stock-based Compensation
The Company recognizes costs associated with share grant plans in a regulatory asset as management considers it probable that share grant plans' costs will be recovered in the future through the rate-setting process. In the absence of rate-regulated accounting, OM&A expenses would be lower by $1 million (2019 - $nil). Share grant costs are transferred to labour costs at the time the share grants vest and are issued, and are recovered in rates in accordance with recovery of said labour costs.
CDM Variance
The CDM variance account tracks the impact of actual CDM and demand response programs on the actual load forecast compared to the estimated load forecast included in revenue requirement. As per the OEB's decision on Hydro One Networks' 2017 and 2018 transmission rates, and 2019 transmission rates, this account was maintained to record any variances for 2017, 2018, and 2019. A CDM variance amount for 2017 was calculated and proposed for disposition in Hydro One Networks' 2020-2022 transmission rate application. In April 2020, the amount as at December 31, 2018, including accrued interest, was approved for disposition by the OEB and was recognized as a regulatory asset. The amount was approved to be recovered from ratepayers over a three-year period ending December 31, 2022.
Debt Premium
The value of debt assumed in the acquisition of HOSSM has been recorded at fair value in accordance with US GAAP - Business Combinations. The OEB allows for recovery of interest at the coupon rate of the Senior Secured Bonds and a regulatory asset has been recorded for the difference between the fair value and face value of this debt. The debt premium is recovered over the remaining term of the debt.

25

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Retail Settlement Variance Account (RSVA)
Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. The RSVA account tracks the difference between the cost of power purchased from the Independent Electricity System Operator (IESO) and the cost of power recovered from ratepayers. The balance as at December 31, 2014, including accrued interest, was approved for disposition by the OEB in March 2019, and was transferred to the 2019-2020 Rate Rider. The balance as at December 31, 2019, including accrued interest, was approved for disposition over a one year period ending December 31, 2021 by the OEB as part of Hydro One Networks distribution 2021 annual update rate application.
Tax Rule Changes Variance
The 2019 federal and Ontario budgets (Budgets) provided certain time-limited investment incentives permitting Hydro One to deduct accelerated capital cost allowance of up to three times the first-year rate for capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028 (Accelerated Depreciation). Following the enactment of the Budget measures in the second quarter of 2019, the OEB directed all Ontario regulated utilities including Hydro One to track the full revenue impact of the tax benefits related to the Accelerated Depreciation rules to ratepayers. The tax benefit to be returned to ratepayers in the future gave rise to a regulatory liability and resulted in a decrease in revenues as current rates do not include the benefit of the Accelerated Depreciation; therefore, the revenue subject to refund cannot be recognized.
Earnings Sharing Mechanism Deferral
In March 2019, the OEB approved the establishment of an earnings sharing mechanism deferral account for Hydro One Networks distribution to record over-earnings including tax impacts, if any, realized for any year from 2018 to 2022. Under this mechanism, Hydro One shares 50% of regulated earnings that exceed the OEB-approved regulatory return-on-equity by more than 100 basis points with distribution ratepayers. This account is asymmetrical to the benefit of ratepayers. The balance as at December 31, 2019, including accrued interest, was approved for disposition on an interim basis over a one year period ending December 31, 2021 by the OEB as part of Hydro One Networks distribution 2021 annual update rate application. A similar account was also approved for B2M LP in January 2020, and Hydro One Networks transmission and NRLP in April 2020. No amounts have been recorded for these subsidiaries.
Pension Cost Differential
Variances between the pension cost recognized and the cost embedded in rates as part of the rate-setting process for Hydro One Networks' transmission and distribution businesses are recognized as a regulatory asset or regulatory liability, as the case may be. Variances into the account were not recognized for the distribution business in 2019 in accordance with the OEB's decision on the motion to review and vary the OEB's decision as it relates to rates revenue requirement recovery of employer pension costs. In March 2019, the OEB approved the disposition of the distribution business portion of the balance as at December 31, 2016, including accrued interest, and the balance was transferred to the 2019-2020 Rate Rider. In April 2020, the OEB approved the disposition of the transmission business portion of the balance as at December 31, 2018, including accrued interest, which is being returned to ratepayers over a three-year period ending December 31, 2022. In the absence of rate-regulated accounting, 2020 revenue would have been higher by $1 million (2019 - $5 million).
Green Energy Expenditure Variance
In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received. The smart grid variance account balance as at December 31, 2016, including accrued interest, was approved for disposition by the OEB in March 2019, and was transferred to the 2019-2020 Rate Rider.
Asset Removal Costs Cumulative Variance
In April 2020, the OEB approved the establishment of an asset removal costs cumulative variance account for Hydro One Networks transmission to record the difference between the revenue requirement associated with forecast asset removal costs included in depreciation expense and actual asset removal costs incurred from 2020 to 2022. This account is asymmetrical to the benefit of ratepayers on a cumulative basis over the 2020-2022 rate period.
External Revenue Variance
The external revenue variance account balance reflects the difference between Hydro One Networks transmission's actual export service revenue and external revenues from secondary land use, and the OEB-approved amounts. The account also records the difference between actual net external station maintenance, engineering and construction services revenue, and other external revenue, and the OEB-approved amounts. In April 2020, the OEB approved the disposition of the external revenue variance account as at December 31, 2018, including accrued interest, which is being returned to ratepayers over a three-year period ending December 31, 2022.

26

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Distribution Rate Riders
In March 2019, as part of its decision on Hydro One Networks' distribution rates application for 2018-2022, the OEB approved the disposition of certain deferral and variance accounts which were accumulated in a 2019-2020 Rate Rider. The Distribution Rate Riders balance includes the 2019-2020 Rate Rider, where amounts were returned to ratepayers over an 18-months period ending December 31, 2020. There is a balance in the 2019-2020 Rate Rider that remains which represents amounts that shall be collected from ratepayers in a future rate application. This amount is largely offset by the 2015-2017 Rate Rider balance, which was approved for disposition over a one year period ending December 31, 2021 by the OEB as part of Hydro One Networks distribution 2021 annual update rate application.
COVID-19 Emergency Deferral
The COVID-19 emergency deferral account comprises of five sub-accounts established to track incremental costs and lost revenues related to the COVID-19 pandemic: (i) Billing and System Changes as a Result of the Emergency Order Regarding Time-of-Use Pricing, (ii) Lost Revenues Arising from the COVID-19 Emergency, (iii) Other Incremental Costs, (iv) Foregone Revenues from Postponing Rate Implementation, and (v) Bad Debt.
During the year, the Company had initially assessed that it was probable that incremental bad debt expense associated with the COVID-19 pandemic would be recovered in future rates, and as a result, a $14 million regulatory asset had been recognized. On December 16, 2020, the OEB Staff released their proposal on the COVID-19 deferral accounts which introduces certain criteria to that may need to be satisfied for amounts to be eligible for recovery. Based on Hydro One's interpretation of the OEB Staff's proposal, the Company reversed the regulatory asset recorded for incremental bad debt and recognized a corresponding increase to bad debt expense in the consolidated statement of operations and comprehensive income. Hydro One continues to track certain incremental costs and lost revenues that have arisen due to the COVID-19 pandemic. As at December 31, 2020, Hydro One has assessed that these amounts are not probable for future recovery in rates and no amounts related to the COVID-19 pandemic have been recognized as regulatory assets.
14.    OTHER LONG-TERM ASSETS

As at December 31 (millions of dollars)	2020	2019
Right-of-Use assets (Note 23)	77	75
Investments (Note 18)	7	2
Derivative assets (Note 18)	—	3
Other long-term assets	8	7
	92	87
15.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at December 31 (millions of dollars)	2020	2019
Accrued liabilities	566	612
Accounts payable	238	189
Accrued interest	118	104
Regulatory liabilities (Note 13)	66	45
Environmental liabilities (Note 21)	33	30
Lease obligations (Note 23)	12	9
Derivative liabilities (Note 18)	11	—
	1,044	989
16.    OTHER LONG-TERM LIABILITIES

As at December 31 (millions of dollars)	2020	2019
Post-retirement and post-employment benefit liability (Note 20)	1,797	1,723
Pension benefit liability (Note 20)	1,660	1,125
Environmental liabilities (Note 21)	100	111
Lease obligations (Note 23)	70	69
Derivative liabilities (Note 18)	14	—
Asset retirement obligations (Note 22)	13	10
Long-term accounts payable	3	3
Other long-term liabilities	17	14
	3,674	3,055

27

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

17.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.’s revolving standby credit facilities totalling $2,300 million.
At December 31, 2020, Hydro One’s consolidated committed, unsecured and undrawn credit facilities (Operating Credit Facilities) consisted of the following:

(millions of dollars)	Maturity	Total Amount	Amount Drawn
Hydro One Inc.
Revolving standby credit facilities	June 2024	2,300	—
Hydro One
Five-year senior, revolving term credit facility	June 2024	250	—
Total		2,550	—
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Subsidiary Debt Guarantee
Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. At December 31, 2020 and 2019, no debt securities have been issued by HOHL.

28

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Long-Term Debt
The following table presents long-term debt outstanding at December 31, 2020 and 2019:

As at December 31 (millions of dollars)	2020	2019
4.40% Series 20 notes due 2020	—	300
1.62% Series 33 notes due 2020[1]	—	350
1.84% Series 34 notes due 2021	500	500
2.57% Series 39 notes due 2021[1]	300	300
3.20% Series 25 notes due 2022	600	600
0.71% Series 48 notes due 2023	600	—
2.54% Series 42 notes due 2024	700	700
1.76% Series 45 notes due 2025	400	—
2.97% Series 40 notes due 2025	350	350
2.77% Series 35 notes due 2026	500	500
3.02% Series 43 notes due 2029	550	550
2.16% Series 46 notes due 2030	400	—
7.35% Debentures due 2030	400	400
1.69% Series 49 notes due 2031	400	—
6.93% Series 2 notes due 2032	500	500
6.35% Series 4 notes due 2034	385	385
5.36% Series 9 notes due 2036	600	600
4.89% Series 12 notes due 2037	400	400
6.03% Series 17 notes due 2039	300	300
5.49% Series 18 notes due 2040	500	500
4.39% Series 23 notes due 2041	300	300
6.59% Series 5 notes due 2043	315	315
4.59% Series 29 notes due 2043	435	435
4.17% Series 32 notes due 2044	350	350
5.00% Series 11 notes due 2046	325	325
3.91% Series 36 notes due 2046	350	350
3.72% Series 38 notes due 2047	450	450
3.63% Series 41 notes due 2049	750	750
2.71% Series 47 notes due 2050	500	—
3.64% Series 44 notes due 2050	250	250
4.00% Series 24 notes due 2051	225	225
3.79% Series 26 notes due 2062	310	310
4.29% Series 30 notes due 2064	50	50
Hydro One Inc. long-term debt (a)	12,995	11,345

1.41% Series 2020-1 notes due 2027	425	—
Hydro One long-term debt (b)	425	—

6.6% Senior Secured Bonds due 2023 (Principal amount - $102 million)	113	121
4.6% Note Payable due 2023 (Principal amount - $36 million)	38	39
HOSSM long-term debt (c)	151	160

	13,571	11,505

Add: Net unamortized debt premiums	10	12
Add: Unrealized mark-to-market loss[1]	3	1
Less: Unamortized deferred debt issuance costs	(52)	(43)
Total long-term debt	13,532	11,475
1 The unrealized mark-to-market net loss of $3 million (2019 - $1 million) relates to $300 million Series 39 notes due 2021. The unrealized mark-to-market net loss is offset by a $3 million unrealized mark-to-market net gain (2019 - $1 million) on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.
(a) Hydro One Inc. long-term debt
At December 31, 2020, long-term debt of $12,995 million (2019 - $11,345 million) was outstanding, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program. In April 2020, Hydro One Inc. filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000

29

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

million, expiring in May 2022. At December 31, 2020, $2,800 million remained available for issuance under this MTN Program prospectus.
In 2020, Hydro One Inc. issued long-term debt totalling $2,300 million (2019 - $1,500 million) and repaid long-term debt of $650 million (2019 - $728 million) under its MTN Program.
(b) Hydro One long-term debt
On August 20, 2020, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 20, 2022. At December 31, 2020, $1,575 million remained available for issuance.
In 2020, Hydro One issued $425 million of long-term debt with a maturity date of October 15, 2027 and a coupon rate of 1.41%, under the Universal Base Shelf Prospectus (2019 - $nil).
(c) HOSSM long-term debt
At December 31, 2020, HOSSM long-term debt of $151 million (2019 - $160 million), with a principal amount of $138 million (2019 - $141 million) was outstanding. In 2020, no long-term debt was issued (2019 - $nil), and $3 million (2019 - $2 million) of long-term debt was repaid.
The total long-term debt is presented on the consolidated balance sheets as follows:

As at December 31 (millions of dollars)	2020	2019
Current liabilities:
Long-term debt payable within one year	806	653
Long-term liabilities:
Long-term debt	12,726	10,822
Total long-term debt	13,532	11,475
Principal and Interest Payments
At December 31, 2020, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	803	498	2.1
Year 2	604	483	3.2
Year 3	731	467	1.7
Year 4	700	452	2.5
Year 5	750	434	2.3
	3,588	2,334	2.3
Years 6-10	2,275	2,004	3.3
Thereafter	7,695	4,073	4.6
	13,558	8,411	3.8
18.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.
Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:
Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.
Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals,

30

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.
Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.
Non-Derivative Financial Assets and Liabilities
At December 31, 2020 and 2019, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at December 31, 2020 and 2019 are as follows:

	2020	2020	2019	2019
As at December 31 (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt measured at fair value:
$50 million of MTN Series 33 notes	—	—	50	50
$300 million MTN Series 39 notes	303	303	301	301
Other notes and debentures	13,229	16,226	11,124	13,121
Long-term debt, including current portion	13,532	16,529	11,475	13,472
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
At December 31, 2020, Hydro One Inc. had interest-rate swaps with a total notional amount of $300 million (2019 - $350 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One Inc.’s fair value hedge exposure was approximately 2% (2019 - 3%) of its total long-term debt. At December 31, 2020, Hydro One Inc. had the following interest-rate swap designated as a fair value hedge:
•a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.
Cash Flow Hedges
At December 31, 2020, Hydro One Inc. had a total of $800 million in 3-year pay-fixed, receive-floating interest-rate swap agreements designated as cash flow hedges. These cash flow hedges are intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023.
In March 2020, Hydro One Inc. entered into $400 million of bond forward agreements. Consistent with their intention to mitigate the Company's exposure to variability in interest rates on forecasted fixed-rate long-term debt issuance, the $400 million bond forward agreements were settled upon the issuance of the Series 48 notes in October 2020, for a payment of $3 million on settlement, which is being amortized over the term of the related note.
At December 31, 2020 and 2019, the Company had no derivative instruments classified as undesignated contracts.
In October 2017, the Company entered into a Foreign-Exchange Contract to convert $1,400 million Canadian to US dollars at an initial forward rate of 1.27486 Canadian per 1.00 US dollars, and a range up to 1.28735 Canadian per 1.00 US dollars based on the settlement date. The Foreign-Exchange Contract was contingent on the Company closing the proposed Merger (see Note 4 - Business Combinations) and was intended to mitigate the foreign currency risk related to the portion of the Merger purchase price financed with the issuance of Convertible Debentures. This contract was an economic hedge and did not qualify for hedge accounting. It has been accounted for as an undesignated contract with changes in fair value being recorded in earnings as they occurred. As a result of the termination of the Merger agreement (see Note 4 - Business Combinations) in January 2019, the Foreign-Exchange Contract was terminated and previously recorded unrealized gains of $22 million were reversed in financing charges in 2019. No payment was due or payable by Hydro One related to the Foreign-Exchange Contract.

31

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at December 31, 2020 and 2019 is as follows:

As at December 31, 2020 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Investments (Note 14)	7	7	—	—	7
Derivative instruments (Note 10)
Fair value hedges	3	3	—	3	—
	10	10	—	3	7

Liabilities:
Long-term debt, including current portion	13,532	16,529	—	16,529	—
Derivative instruments (Notes 15, 16)
Cash flow hedges, including current portion	25	25	—	25	—
	13,557	16,554	—	16,554	—

As at December 31, 2019 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Investments (Note 14)	2	2	—	—	2
Derivative instruments (Note 14)
Fair value hedges	1	1	—	1	—
Cash flow hedges	2	2	—	2	—
	5	5	—	3	2

Liabilities:
Long-term debt, including current portion	11,475	13,472	—	13,472	—
	11,475	13,472	—	13,472	—
The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the years ended December 31, 2020 or 2019.
Changes in the Fair Value of Financial Instruments Classified in Level 3
The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)	2020	2019
Fair value of assets - beginning	2	22
Additions	5	2
Unrealized loss on Foreign-Exchange Contract included in financing charges (Note 4)	—	(22)
Fair value of assets - ending	7	2
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the years ended December 31, 2020 and 2019.

32

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the consolidated statements of operations and comprehensive income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the years ended December 31, 2020 and 2019 were not material.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, net of tax, on the derivative instrument is recorded as OCI/OCL and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. The unrealized loss, net of tax, on the cash flow hedges for the year ended December 31, 2020 recorded in OCL was $20 million (2019 - unrealized gain of $2 million), resulting in an accumulated other comprehensive loss (AOCL) of $18 million related to cash flow hedges at December 31, 2020 (2019 - AOCI of $2 million). During the year ended December 31, 2020, a loss of $7 million was reclassified to financing charges (2019 - $nil). The Company estimates that the amount of AOCL, net of tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is $8 million. Actual amounts reclassified to results of operations depend on the interest rate risk in effect until the derivative contracts mature. For all forecasted transactions, at December 31, 2020, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately two years.
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures (SIPP). Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirements and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest rate risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 20 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At December 31, 2020 and 2019, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At December 31, 2020 and 2019, there was no material accounts receivable balance due from any single customer.
At December 31, 2020, the Company’s allowance for doubtful accounts was $46 million (2019 - $22 million). The allowance for doubtful accounts reflects the Company's CECL for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At December 31, 2020, approximately 4% (2019 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days. Please see Note 9 - Accounts Receivable for additions to allowance for doubtful accounts related to the impact of the COVID-19 pandemic.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At December 31, 2020 and 2019, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At December 31, 2020, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, was with four financial institutions with investment grade credit ratings as counterparties.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements.

33

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

On August 20, 2020, Hydro One filed a Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 20, 2022.
On September 21, 2020, in order to secure required funding for the redemption of the Series 1 preferred shares (Preferred Shares), Hydro One secured binding commitments for three bilateral two-year senior unsecured term credit facilities (Bilateral Credit Facilities) totalling $201 million. On October 15, 2020, these bilateral commitments were terminated upon receipt of the proceeds of Hydro One’s $425 million long-term debt offering.
On December 17, 2020, HOHL filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that expired in December 2020. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, during the 25-month period ending on January 17, 2023. At December 31, 2020, no securities have been issued under the US Debt Shelf Prospectus.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.
19.    CAPITAL MANAGEMENT
The Company’s objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing access to capital, the Company targets to maintain strong credit quality. At December 31, 2020 and 2019, the Company’s capital structure was as follows:

As at December 31 (millions of dollars)	2020	2019
Long-term debt payable within one year	806	653
Short-term notes payable	800	1,143
Less: cash and cash equivalents	(757)	(30)
	849	1,766

Long-term debt	12,726	10,822
Preferred shares	—	418
Common shares	5,678	5,661
Retained earnings	4,838	3,667
Total capital	24,091	22,334
Hydro One Inc. and HOSSM have customary covenants typically associated with long-term debt. Long-term debt and credit facility covenants limit permissible debt to 75% of its total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2020, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
20.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
Hydro One has a Pension Plan, a DC Plan, a supplemental pension plan (Supplemental Plan), and post-retirement and post-employment benefit plans.
DC Plan
Hydro One established a DC Plan effective January 1, 2016. The DC Plan covers eligible management employees hired on or after January 1, 2016, as well as management employees hired before January 1, 2016 who were not eligible to join the Pension Plan as of September 30, 2015. Members of the DC Plan have an option to contribute 4%, 5% or 6% of their pensionable earnings, with matching contributions by Hydro One up to an annual contribution limit. There is also a Supplemental DC Plan that provides members of the DC Plan with employer contributions beyond the limitations imposed by the Income Tax Act (Canada) in the form of credits to a notional account. Hydro One contributions to the DC Plan for the year ended December 31, 2020 were $2 million (2019 - $1 million).
Pension Plan, Supplemental Plan, and Post-Retirement and Post-Employment Plans
The Pension Plan is a defined benefit contributory plan which covers eligible regular employees of Hydro One and its subsidiaries. The Pension Plan provides benefits based on highest three-year average pensionable earnings. For management employees who commenced employment on or after January 1, 2004, and for the Society of United Professionals (Society)-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation. Membership in the Pension Plan was closed to management employees who were

34

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

not eligible or had not irrevocably elected to join the Pension Plan as of September 30, 2015. These employees are eligible to join the DC Plan.
Company and employee contributions to the Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2018 and filed on September 30, 2019. The next actuarial valuation will be performed no later than effective December 31, 2021. Total annual cash Pension Plan employer contributions for 2020 were $57 million (2019 - $61 million). Estimated annual Pension Plan employer contributions for the years 2021, 2022, 2023, 2024, 2025, 2026 and 2027 are approximately $59 million, $93 million, $107 million, $111 million, $111 million, $113 million and $118 million respectively.
The Supplemental Plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan beyond the limitations imposed by the Income Tax Act (Canada). The Supplemental Plan obligation is included with other post-retirement and post-employment benefit obligations on the consolidated balance sheets.
Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its consolidated balance sheets, with offsetting regulatory assets and liabilities as appropriate. The underfunded benefit obligations for the Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension and post-retirement benefit obligations is generally recognized over the expected average remaining service period of the employees and using the corridor approach for the post-retirement benefit plan. For post-employment benefit plan, the impact of changes in assumptions are recognized immediately in the net periodic benefit cost. The measurement date for the Plans is December 31.
The following tables provide the components of the unfunded status of the Company's Plans at December 31, 2020 and 2019:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31 (millions of dollars)	2020	2019	2020	2019
Change in projected benefit obligation
Projected benefit obligation, beginning of year	8,973	7,752	1,783	1,465
Current service cost	215	145	70	56
Employee contributions	56	55	—	—
Interest cost	284	303	58	60
Benefits paid	(381)	(371)	(45)	(47)
Net actuarial loss (gain)	465	1,089	(42)	243
Transfers from other plans[1,2]	151	—	33	6
Projected benefit obligation, end of year	9,763	8,973	1,857	1,783

Change in plan assets
Fair value of plan assets, beginning of year	7,848	7,205	—	—
Actual return on plan assets	425	922	—	—
Benefits paid	(381)	(371)	(45)	(47)
Employer contributions	57	61	45	47
Employee contributions	56	55	—	—
Administrative expenses	(22)	(24)	—	—
Transfers from other plans[2]	120	—	—	—
Fair value of plan assets, end of year	8,103	7,848	—	—

Unfunded status	1,660	1,125	1,857	1,783
1 In 2019, liabilities associated with the HOSSM post-employment benefit plans were transferred to the Hydro One post-employment benefit plans.
2 See below for information related to the transfers from other plans in 2020.
Transfers from Other Plans
Effective March 1, 2018, certain employees who provided customer service operations for Hydro One through Inergi LP were transferred to Hydro One Networks (Transferred Employees), and began accruing pension and OPEB in the Pension Plan and post-retirement and post-employment benefit plans, respectively. Pursuant to the arrangement, Inergi LP, Vertex Customer Management (Canada) Ltd. (Vertex) and Hydro One Networks agreed to transfer the defined benefit assets and related pension obligations (for current and former members) of the Inergi LP Customer Service Operations Pension Plan and the Vertex Customer Management (Canada) Limited Pension Plan to the Pension Plan. In addition, Inergi LP, Vertex and Hydro One Networks agreed to transfer the OPEB liability related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans. Regulatory approval for the pension transfer was received on November 27, 2019.
The transfer of the pension assets of $120 million and related pension obligations of $151 million was completed on March 2, 2020. The unfunded status of $31 million was recorded as a pension benefit liability with an offsetting pension benefit regulatory asset. The transfer of the OPEB liability of $33 million was completed on April 1, 2020. The liability was recorded as a post-

35

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

retirement and post-employment benefit liability with an offset to OCL. In addition, as a part of the transfers, cash totaling $24 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both, the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the expected average remaining service lifetime (EARSL) of the Transferred Employees.
Hydro One presents its benefit obligations and plan assets net on its consolidated balance sheets as follows:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
As at December 31 (millions of dollars)	2020	2019	2020	2019
Other assets[1]	6	3	—	—
Accrued liabilities	—	—	60	60
Pension benefit liability	1,660	1,125	—	—
Post-retirement and post-employment benefit liability	—	—	1,797	1,723
Net unfunded status	1,654	1,122	1,857	1,783
1 Represents the funded status of HOSSM defined benefit pension plan.
The funded or unfunded status of the Plans refers to the difference between the fair value of plan assets and the PBO for the Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.
The following table provides the PBO, accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

As at December 31 (millions of dollars)	2020	2019
PBO	9,763	8,973
ABO	8,817	8,183
Fair value of plan assets	8,103	7,848
On an ABO basis, the Pension Plan was funded at 92% at December 31, 2020 (2019 - 96%). On a PBO basis, the Pension Plan was funded at 83% at December 31, 2020 (2019 - 87%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.
Components of Net Periodic Benefit Costs
The following table provides the components of the net periodic benefit costs for the years ended December 31, 2020 and 2019 for the Pension Plan:

Year ended December 31 (millions of dollars)	2020	2019
Current service cost	215	145
Interest cost	284	303
Expected return on plan assets, net of expenses	(450)	(462)
Prior service cost amortization	2	—
Amortization of actuarial losses	95	55
Net periodic benefit costs	146	41

Charged to results of operations[1]	25	30
1    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2020, pension costs of $69 million (2019 - $73 million) were attributed to labour, of which $25 million (2019 - $30 million) was charged to operations, and $44 million (2019 - $43 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

36

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2020 and 2019 for the post-retirement and post-employment benefit plans:

Year ended December 31 (millions of dollars)	2020	2019
Current service cost	70	56
Interest cost	58	60
Prior service cost amortization	2	—
Amortization of actuarial losses	5	7
Net periodic benefit costs	135	123

Charged to results of operations[1,2]	73	50
1    The Company accounts for post-retirement and post-employment costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2020, post-retirement and post-employment costs of $135 million (2019 - $123 million) were attributed to labour, of which $73 million (2019 - $50 million) was charged to operations, $17 million (2019 - $39 million) was recorded in the Hydro One Networks distribution post-retirement and post-employment benefits non-service cost regulatory asset, and $45 million (2019 - $34 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.
2    In the 2020-2022 Transmission Decision, the OEB approved the recovery of the non-service cost component of post-retirement and post-employment benefits as part of operation, maintenance and administration costs for the Company's transmission business. These costs were previously capitalized and recovered through rate base. As a result, during the year ended December 31, 2020, additional other post-retirement and post-employment costs of $22 million attributed to labour were charged to operations.
Assumptions
The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One’s expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed-income securities.
The following weighted average assumptions were used to determine the benefit obligations at December 31, 2020 and 2019:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31	2020	2019	2020	2019
Significant assumptions:
Weighted average discount rate	2.60%	3.10%	2.60%	3.10%
Rate of compensation scale escalation (long-term)	2.25%	2.50%	2.25%	2.50%
Rate of cost of living increase	1.75%	2.00%	1.75%	2.00%
Rate of increase in health care cost trends[1]	—	—	3.70%	4.04%
1 4.74% per annum in 2021, grading down to 3.70% per annum in and after 2031 (2019 - 5.09% per annum in 2020, grading down to 4.04% per annum in and after 2031)

37

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2020 and 2019. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year’s net periodic benefit costs.

Year ended December 31	2020	2019
Pension Benefits:
Weighted average expected rate of return on plan assets	5.75%	6.50%
Weighted average discount rate	3.10%	3.90%
Rate of compensation scale escalation (long-term)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	15	15

Post-Retirement and Post-Employment Benefits:
Weighted average discount rate	3.10%	4.00%
Rate of compensation scale escalation (long-term)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	15.5	15.5
Rate of increase in health care cost trends[1]	4.04%	4.04%
1 5.09% per annum in 2020, grading down to 4.04% per annum in and after 2031 (2019 - 5.19% per annum in 2019, grading down to 4.04% per annum in and after 2031)
The discount rate used to determine the current year pension obligation and the subsequent year’s net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third-party bond yield curve corresponding to each duration. The yield curve is based on “AA” long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.
The effect of a 1% change in health care cost trends on the PBO for the post-retirement and post-employment benefits at December 31, 2020 and 2019 is as follows:

As at December 31 (millions of dollars)	2020	2019
Projected benefit obligation:
Effect of a 1% increase in health care cost trends	311	281
Effect of a 1% decrease in health care cost trends	(234)	(213)
The effect of a 1% change in health care cost trends on the service cost and interest cost for the post-retirement and post-employment benefits for the years ended December 31, 2020 and 2019 is as follows:

Year ended December 31 (millions of dollars)	2020	2019
Service cost and interest cost:
Effect of a 1% increase in health care cost trends	27	21
Effect of a 1% decrease in health care cost trends	(19)	(16)
The following approximate life expectancies were used in the mortality assumptions to determine the PBO for the pension and post-retirement and post-employment plans at December 31, 2020 and 2019:

As at December 31	2020	2019
Life expectancy at age 65 for a member currently at:	(years)	(years)
Age 65 - male	22	22
Age 65 - female	25	25
Age 45 - male	23	23
Age 45 - female	26	26

38

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Estimated Future Benefit Payments
At December 31, 2020, estimated future benefit payments to the participants of the Plans were:

(millions of dollars)	Pension Benefits	Post-Retirement and Post-Employment Benefits
2021	352	60
2022	360	61
2023	366	62
2024	371	62
2025	375	64
2026 through to 2030	1,927	326
Total estimated future benefit payments through to 2030	3,751	635
Components of Regulatory Assets
A portion of actuarial gains and losses and prior service costs is recorded within regulatory assets on Hydro One’s consolidated balance sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. These amounts are reflected in the following table:

Year ended December 31 (millions of dollars)	2020	2019
Pension Benefits:
Actuarial loss for the year	536	652
Prior service cost for the year	31	—
Amortization of actuarial losses	(95)	(55)
Amortization of prior service cost	(2)	—
	470	597

Post-Retirement and Post-Employment Benefits:
Actuarial loss (gain) for the year	(44)	242
Amortization of actuarial losses	(2)	(7)
	(46)	235
The following table provides the components of regulatory assets that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)	2020	2019
Pension Benefits:
Actuarial loss	1,660	1,125

Post-Retirement and Post-Employment Benefits:
Actuarial loss	59	105
The following table provides the components of regulatory assets at December 31 that are expected to be amortized as components of net periodic benefit costs in the following year:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
As at December 31 (millions of dollars)	2020	2019	2020	2019
Prior service cost	2	—	4	—
Actuarial loss	124	95	2	2

Pension Plan Assets
Investment Strategy
On a regular basis, Hydro One evaluates its investment strategy to ensure that Pension Plan assets will be sufficient to pay Pension Plan benefits when it comes due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfils its primary objective by adhering to specific investment policies outlined in its Statement of Investment Policies and Procedures (SIPP), which is reviewed and approved annually by the Human Resource Committee of Hydro One’s Board of Directors. The Company manages net assets by engaging external investment managers who are charged with the fiduciary responsibility of investing existing funds and new funds (current year’s employee and employer contributions) in accordance with the approved SIPP. The performance of the underlying investment managers is monitored through a governance structure. Increases in net

39

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members.
Pension Plan Asset Mix
At December 31, 2020, the Pension Plan target asset allocations and weighted average asset allocations were as follows:

	Target Allocation (%)	Pension Plan Assets (%)
Equity securities	45	51
Debt securities	35	35
Real Estate and Infrastructure	20	14
	100	100
At December 31, 2020, the Pension Plan held $23 million (2019 - $21 million) Hydro One corporate bonds and $565 million (2019 - $504 million) of debt securities of the Province.
Concentrations of Credit Risk
Hydro One evaluated its Pension Plan’s asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2020 and 2019. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. At December 31, 2020 and 2019, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan’s assets.
The Pension Plan's Statement of Investment Beliefs and Guidelines provides guidelines and restrictions for eligible investments taking into account credit ratings, maximum investment exposure and other controls in order to limit the impact of this risk. The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions, and also by ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation.
Fair Value Measurements
The following tables present the Pension Plan assets and liabilities measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2020 and 2019:

As at December 31, 2020 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	21	1,429	1,450
Cash and cash equivalents	163	—	—	163
Short-term securities	—	175	—	175
Derivative instruments	—	2	—	2
Corporate shares - Canadian	142	—	—	142
Corporate shares - Foreign	3,335	209	—	3,544
Bonds and debentures - Canadian	—	2,499	—	2,499
Bonds and debentures - Foreign	—	96	—	96
Total fair value of plan assets[1]	3,640	3,002	1,429	8,071

Derivative instruments	—	1	—	1
Total fair value of plan liabilities[1]	—	1	—	1
1 At December 31, 2020, the total fair value of Pension Plan assets and liabilities excludes $39 million of interest and dividends receivable, $6 million of pension administration expenses payable, $2 million of taxes payable, $6 million payable to participants, $17 million of sold investments receivable, and $9 million of purchased investments payable.

40

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

As at December 31, 2019 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	22	1,079	1,101
Cash and cash equivalents	159	—	—	159
Short-term securities	—	98	—	98
Derivative instruments	—	5	—	5
Corporate shares - Canadian	107	—	—	107
Corporate shares - Foreign	3,545	219	—	3,764
Bonds and debentures - Canadian	—	2,427	—	2,427
Bonds and debentures - Foreign	—	165	—	165
Total fair value of plan assets[1]	3,811	2,936	1,079	7,826

Derivative instruments	—	2	—	2
Total fair value of plan liabilities[1]	—	2	—	2
1 At December 31, 2019, the total fair value of Pension Plan assets and liabilities excludes $36 million of interest and dividends receivable, $10 million of pension administration expenses payable, $3 million of sold investments receivable, and $5 million of purchased investments payable.
See Note 18 - Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.
Changes in the Fair Value of Financial Instruments Classified in Level 3
The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2020 and 2019. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below could, therefore, include changes in fair value based on both observable and unobservable inputs. The Level 3 financial instruments are comprised of pooled funds whose valuations are provided by the investment managers. Sensitivity analysis is not provided as the underlying assumptions used by the investment managers are not available.

Year ended December 31 (millions of dollars)	2020	2019
Fair value, beginning of year	1,079	651
Realized and unrealized gains (losses)	97	(4)
Purchases	288	463
Sales and disbursements	(35)	(31)
Fair value, end of year	1,429	1,079
There were no significant transfers between any of the fair value levels during the years ended December 31, 2020 and 2019.
Valuation Techniques Used to Determine Fair Value
Pooled funds mainly consist of private equity, real estate and infrastructure investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Real estate and infrastructure investments represent funds that invest in real assets which are not publicly traded on a stock exchange. Investment strategies in real estate include limited partnerships that seek to generate a total return through income and capital growth by investing primarily in global and Canadian limited partnerships. Investment strategies in infrastructure include limited partnerships in core infrastructure assets focusing on assets that are expected to generate stable, long-term cash flows and deliver incremental returns relative to conventional fixed-income investments. Private equity, real estate and infrastructure valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Since these valuation inputs are not highly observable, private equity, real estate and infrastructure investments have been categorized as Level 3 within pooled funds.
Cash equivalents consist of demand cash deposits held with banks and cash held by the investment managers. Cash equivalents are categorized as Level 1.
Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities are categorized as Level 2.
Derivative instruments are used to hedge the Pension Plan’s foreign currency exposure back to Canadian dollars. The notional principal amount of contracts outstanding as at December 31, 2020 was $423 million (2019 - $742 million), the most significant currencies being hedged against the Canadian dollar are the United States dollar, euro, British pound sterling, Swedish krona and Japanese yen. The net realized loss on contracts for the year ended December 31, 2020 was $8 million (2019 - $1 million net realized gain). The terms to maturity of the forward exchange contracts at December 31, 2020 are within three months. The

41

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

fair value is determined using standard interpolation methodology primarily based on the World Markets exchange rates. Derivative instruments are categorized as Level 2.
Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Corporate shares which are valued based on quoted prices in active markets, but held within a pension investment holding company, are categorized as Level 2. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange.
Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2.
21.    ENVIRONMENTAL LIABILITIES
The following tables show the movements in environmental liabilities for the years ended December 31, 2020 and 2019:

Year ended December 31, 2020 (millions of dollars)	PCB	LAR	Total
Environmental liabilities - beginning	90	51	141
Interest accretion	3	—	3
Expenditures	(17)	(6)	(23)
Revaluation adjustment	—	12	12
Environmental liabilities - ending	76	57	133
Less: current portion	(25)	(8)	(33)
	51	49	100

Year ended December 31, 2019 (millions of dollars)	PCB	LAR	Total
Environmental liabilities - beginning	108	57	165
Interest accretion	4	—	4
Expenditures	(17)	(8)	(25)
Revaluation adjustment	(5)	2	(3)
Environmental liabilities - ending	90	51	141
Less: current portion	(19)	(11)	(30)
	71	40	111
The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the consolidated balance sheets after factoring in the discount rate:

As at December 31, 2020 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	80	57	137
Less: discounting environmental liabilities to present value	(4)	—	(4)
Discounted environmental liabilities	76	57	133

As at December 31, 2019 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	97	51	148
Less: discounting environmental liabilities to present value	(7)	—	(7)
Discounted environmental liabilities	90	51	141
At December 31, 2020, the estimated future environmental expenditures were as follows:

(millions of dollars)
2021	33
2022	31
2023	15
2024	14
2025	10
Thereafter	34
137
Hydro One records a liability for the estimated future expenditures for LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated.
There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures

42

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures.
PCBs
The Environment Canada regulations, enacted under the Canadian Environmental Protection Act, 1999, govern the management, storage and disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under current regulations, Hydro One’s PCBs have to be disposed of by the end of 2025, with the exception of specifically exempted equipment. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.
At December 31, 2020, the Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations was $80 million (2019 - $97 million). These expenditures are expected to be incurred over the period from 2021 to 2025. As a result of its annual review of environmental liabilities, no revaluation adjustment to the PCB environmental liability was recorded in 2020 (2019 - revaluation adjustment was recorded to decrease the PCB environmental liability by $5 million).
LAR
At December 31, 2020, the Company’s best estimate of the total estimated future expenditures to complete its LAR program was $57 million (2019 - $51 million). These expenditures are expected to be incurred over the period from 2021 to 2057. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2020 to increase the LAR environmental liability by $12 million (2019 - $2 million).
22.    ASSET RETIREMENT OBLIGATIONS
Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities. Asset retirement obligations, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an asset retirement obligation is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the asset retirement obligation, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset.
In determining the amounts to be recorded as asset retirement obligations, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 4.0%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s asset retirement obligations represent management’s best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Asset retirement obligations are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. As a result of its annual review of asset retirement obligations, the Company recorded a revaluation adjustment in 2020 to increase the assets retirement liability by $3 million (2019 - no revaluation adjustment to the asset retirement obligations was recorded).
At December 31, 2020, Hydro One had recorded asset retirement obligations of $13 million (2019 - $10 million), primarily consisting of the estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities. The amount of interest recorded is nominal.

43

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

23.    LEASES
Hydro One has operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have terms between three and seven years with renewal options of additional three- to five-year terms at prevailing market rates at the time of extension. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Renewal options are included in the lease term when their exercise is reasonably certain. Other information related to the Company's operating leases was as follows:

Year ended December 31 (millions of dollars)	2020	2019
Lease expense	14	10
Lease payments made	13	8

As at December 31	2020	2019
Weighted-average remaining lease term[1] (years)	7	8
Weighted-average discount rate	2.6%	2.7%
1 Includes renewal options that are reasonably certain to be exercised.
At December 31, 2020, future minimum operating lease payments were as follows:

(millions of dollars)
2021	16
2022	13
2023	12
2024	12
2025	10
Thereafter	27
Total undiscounted minimum lease payments	90
Less: discounting minimum lease payments to present value	(8)
Total discounted minimum lease payments	82
At December 31, 2019, future minimum operating lease payments were as follows:

(millions of dollars)
2020	12
2021	12
2022	11
2023	10
2024	9
Thereafter	33
Total undiscounted minimum lease payments[1]	87
Less: discounting minimum lease payments to present value	(9)
Total discounted minimum lease payments	78
1 Excludes committed amounts of $6 million for leases that have not yet commenced.
Hydro One presents its ROU assets and lease obligations on the consolidated balance sheets as follows:

As at December 31 (millions of dollars)	2020	2019
Other long-term assets (Note 14)	77	75
Accounts payable and other current liabilities (Note 15)	12	9
Other long-term liabilities (Note 16)	70	69
24.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At December 31, 2020, the Company had 597,611,787 (2019 - 596,818,436) common shares issued and outstanding.
The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial

44

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.
The following tables presents the changes to common shares during the years ended December 31, 2020 and 2019:

	Ownership by
Year ended December 31, 2020 (number of shares)	Public	Province	Total
Common shares - beginning	314,405,788	282,412,648	596,818,436
Common shares issued - LTIP[1]	351,789	—	351,789
Common shares issued - share grants[2]	441,562	—	441,562
Common shares - ending	315,199,139	282,412,648	597,611,787
	52.7%	47.3%	100%
1 In 2020, Hydro One issued from treasury 351,789 common shares in accordance with provisions of the LTIP. This included the exercise of 294,840 stock options for $7 million.
2 In 2020, Hydro One issued from treasury 441,562 common shares in accordance with provisions of the Power Workers’ Union (PWU) and the Society Share Grant Plans.

	Ownership by
Year ended December 31, 2019 (number of shares)	Public	Province	Total
Common shares - beginning	313,526,327	282,412,648	595,938,975
Common shares issued - LTIP[1]	416,519	—	416,519
Common shares issued - share grants[2]	462,942	—	462,942
Common shares - ending	314,405,788	282,412,648	596,818,436
	52.7%	47.3%	100%
1 In 2019, Hydro One issued from treasury 416,519 common shares in accordance with provisions of the LTIP. This included the exercise of 302,520 stock options for cash proceeds of $6 million.
2 In 2019, Hydro One issued from treasury 462,942 common shares in accordance with provisions of the PWU and the Society Share Grant Plans.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2020 and 2019, two series of preferred shares were authorized for issuance: the Series 1 preferred shares (Preferred Shares) and the Series 2 preferred shares. At December 31, 2020, the Company had no Preferred Shares (2019 - 16,720,000) and no Series 2 preferred shares (2019 - nil) issued and outstanding.
On November 20, 2020, Hydro One exercised its option to redeem all of its 16,720,000 outstanding Preferred Shares in accordance with their terms. The Preferred Shares were redeemed at a price of $25.00 per share, plus all accrued and unpaid dividends up to, but excluding November 20, 2020, for an aggregate redemption price of $423 million, including $418 million Preferred Shares balance and $5 million for accrued dividends. The Preferred Shares were not exchangeable or convertible into the common shares of the Company and the redemption had no impact on the Province's voting rights or ownership percentage of the outstanding common shares of Hydro One.
Hydro One may from time to time issue preferred shares in one or more series. Prior to issuing shares in a series, the Hydro One Board of Directors is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of preferred shares. Holders of Hydro One’s preferred shares are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Hydro One except that votes may be granted to a series of preferred shares when dividends have not been paid on any one or more series as determined by the applicable series provisions. Each series of preferred shares ranks on parity with every other series of preferred shares, and are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares, with respect to dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One.
For the period commencing from the date of issue of the Preferred Shares and ending on and including November 19, 2020, the holders of the Preferred Shares were entitled to receive fixed cumulative preferential dividends of $1.0625 per share per year, if and when declared by the Board of Directors, payable quarterly.
Share Ownership Restrictions
The Electricity Act imposes share ownership restrictions on securities of Hydro One carrying a voting right (Voting Securities). These restrictions provide that no person or company (or combination of persons or companies acting jointly or in concert) may beneficially own or exercise control or direction over more than 10% of any class or series of Voting Securities, including common shares of the Company (Share Ownership Restrictions). The Share Ownership Restrictions do not apply to Voting Securities held by the Province, nor to an underwriter who holds Voting Securities solely for the purpose of distributing those securities to purchasers who comply with the Share Ownership Restrictions.

45

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

25.    DIVIDENDS
In 2020, preferred share dividends in the amount of $18 million (2019 - $18 million) and common share dividends in the amount of $599 million (2019 - $570 million) were declared and paid.
See Note 34 - Subsequent Events for dividends declared subsequent to December 31, 2020.
26.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.
Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the LTIP, which are calculated using the treasury stock method.

Year ended December 31	2020	2019

Net income attributable to common shareholders (millions of dollars)	1,770	778

Weighted-average number of shares
Basic	597,421,127	596,437,577
Effect of dilutive stock-based compensation plans	2,497,161	2,410,860
Diluted	599,918,288	598,848,437

EPS
Basic	$2.96	$1.30
Diluted	$2.95	$1.30

The common shares contingently issuable as a result of the Convertible Debentures are not included in diluted EPS for the year ended December 31, 2019, as conditions for closing the Merger were not met. As a result of the termination of the Merger agreement (see Note 4 - Business Combinations), the Convertible Debentures were redeemed on February 8, 2019.
27.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the PWU (PWU Share Grant Plan) and one for the benefit of certain members of the Society (Society Share Grant Plan).
The PWU Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of the PWU annually, commencing on April 1, 2017 and continuing until the earlier of April 1, 2028 or the date an eligible employee no longer meets the eligibility criteria of the PWU Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on April 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. The requisite service period for the PWU Share Grant Plan began on July 3, 2015, which is the date the share grant plan was ratified by the PWU. The number of common shares issued annually to each eligible employee will be equal to 2.7% of such eligible employee’s salary as at April 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its Initial Public Offering (IPO). The aggregate number of common shares issuable under the PWU Share Grant Plan shall not exceed 3,981,763 common shares. In 2015, 3,979,062 common shares were granted under the PWU Share Grant Plan.
The Society Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of the Society annually, commencing on April 1, 2018 and continuing until the earlier of April 1, 2029 or the date an eligible employee no longer meets the eligibility criteria of the Society Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on September 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. Therefore, the requisite service period for the Society Share Grant Plan began on September 1, 2015. The number of common shares issued annually to each eligible employee will be equal to 2.0% of such eligible employee’s salary as at September 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its IPO. The aggregate number of common shares issuable under the Society Share Grant Plan shall not exceed 1,434,686 common shares. In 2015, 1,433,292 common shares were granted under the Society Share Grant Plan.
The fair value of the Hydro One 2015 share grants of $111 million was estimated based on the grant date share price of $20.50 and is recognized using the graded-vesting attribution method as the share grant plans have both a performance condition and a service condition. In 2020, 441,562 common shares (2019 - 462,942) were issued under the Share Grant Plans. Total share-based compensation recognized during 2020 was $7 million (2019 - $9 million) and was recorded as a regulatory asset.

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HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

A summary of share grant activity under the Share Grant Plans during the years ended December 31, 2020 and 2019 is presented below:

Year ended December 31, 2020	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding - beginning	3,674,377	$20.50
Vested and issued[1]	(441,562)	—
Forfeited	(78,010)	$20.50
Share grants outstanding - ending	3,154,805	$20.50
1    In 2020, Hydro One issued from treasury 441,562 common shares to eligible employees in accordance with provisions of the Share Grant Plans.

Year ended December 31, 2019	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding - beginning	4,234,155	$20.50
Vested and issued[1]	(462,942)	—
Forfeited	(96,836)	$20.50
Share grants outstanding - ending	3,674,377	$20.50
1    In 2019, Hydro One issued from treasury 462,942 common shares to eligible employees in accordance with provisions of the Share Grant Plans.
Directors' DSU Plan
Under the Directors’ DSU Plan, directors can elect to receive credit for their annual cash retainer in a notional account of DSUs in lieu of cash. Hydro One’s Board of Directors may also determine from time to time that special circumstances exist that would reasonably justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors.
A summary of DSU awards activity under the Directors' DSU Plan during the years ended December 31, 2020 and 2019 is presented below:

Year ended December 31 (number of DSUs)	2020	2019
DSUs outstanding - beginning	52,620	46,697
Granted	22,481	29,938
Settled	(9,861)	(24,015)
DSUs outstanding - ending	65,240	52,620
For the year ended December 31, 2020, an expense of $1 million (2019 - $1 million) was recognized in earnings with respect to the Directors' DSU Plan. At December 31, 2020, a liability of $2 million (2019 - $1 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $28.65. This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
Under the Management DSU Plan, eligible executive employees can elect to receive a specified proportion of their annual short-term incentive in a notional account of DSUs in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors.
A summary of DSU awards activity under the Management DSU Plan during the years ended December 31, 2020 and 2019 is presented below:

Year ended December 31 (number of DSUs)	2020	2019
DSUs outstanding - beginning	52,186	108,296
Granted	22,132	24,996
Paid	(12,438)	(81,106)
DSUs outstanding - ending	61,880	52,186
For the year ended December 31, 2020, an expense of $1 million (2019 - $1 million) was recognized in earnings with respect to the Management DSU Plan. At December 31, 2020, a liability of $2 million (2019 - $1 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $28.65. This liability is included in other long-term liabilities on the consolidated balance sheets.

47

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Employee Share Ownership Plan
In 2015, Hydro One established Employee Share Ownership Plans (ESOP) for certain eligible management and non-represented employees (Management ESOP) and for certain eligible Society-represented staff (Society ESOP). Under the Management ESOP, the eligible management and non-represented employees may contribute between 1% and 6% of their base salary towards purchasing common shares of Hydro One. The Company matches 50% of their contributions, up to a maximum Company contribution of $25,000 per calendar year. Under the Society ESOP, the eligible Society-represented staff may contribute between 1% and 4% of their base salary towards purchasing common shares of Hydro One. The Company matches 25% of their contributions, with no maximum Company contribution per calendar year. In 2020, Company contributions made under the ESOP were $2 million (2019 - $2 million).
LTIP
Effective August 31, 2015, the Board of Directors of Hydro One adopted an LTIP. Under the LTIP, long-term incentives are granted to certain executive and management employees of Hydro One and its subsidiaries, and all equity-based awards will be settled in newly issued shares of Hydro One from treasury, consistent with the provisions of the plan which also permit the participants to surrender a portion of their awards to satisfy related withholding taxes requirements. The aggregate number of shares issuable under the LTIP shall not exceed 11,900,000 shares of Hydro One.
The LTIP provides flexibility to award a range of vehicles, including Performance Share Units (PSUs), Restricted Share Units (RSUs), stock options, share appreciation rights, restricted shares, DSUs, and other share-based awards. The mix of vehicles is intended to vary by role to recognize the level of executive accountability for overall business performance.
PSUs and RSUs
A summary of PSU and RSU awards activity under the LTIP during the years ended December 31, 2020 and 2019 is presented below:

	PSUs		RSUs
Year ended December 31 (number of units)	2020	2019	2020	2019
Units outstanding - beginning	171,344	605,180	206,993	442,470
Vested and issued	(52,627)	(78,121)	(3,728)	(92,112)
Forfeited	(6,797)	(153,805)	(7,125)	(84,745)
Settled	—	(201,910)	(56,410)	(58,620)
Units outstanding - ending[1]	111,920	171,344	139,730	206,993
1    Units outstanding at December 31, 2020 include 12,980 RSUs (2019 - 7,740 PSUs and 96,330 RSUs) that may be settled in cash if certain conditions are met. At December 31, 2020, a liability of $1 million (2019 - $3 million) has been recorded with respect to these awards and is included in accounts payable and other current liabilities on the consolidated balance sheets.
No awards were granted in 2020 or 2019. The compensation expense related to the PSU and RSU awards recognized by the Company during 2020 was $3 million (2019 - $9 million).
Stock Options
The Company is authorized to grant stock options under its LTIP to certain eligible employees. No stock options were granted in 2020 or 2019. The stock options previously granted are exercisable for a period not to exceed seven years from the date of grant. The original three-year vesting period for 706,070 stock options was modified in 2019 due to agreements reached with five option-holders, resulting in applicable stock options being fully vested in 2019. The incremental compensation cost resulting from the modification was not significant. There was no modification of stock options in 2020.
The fair value-based method is used to measure compensation expense related to stock options and the expense was recognized over the vesting period on a straight-line basis. The fair value of the stock option awards granted was estimated on the date of grant using a Black-Scholes valuation model. Updates related to stock options subject to modification were not significant.

48

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

A summary of stock options activity during the years ended December 31, 2020 and 2019 is presented below:

	Number of Stock Options	Weighted-average exercise price
Stock options outstanding - January 1, 2019	949,910	$20.72
Exercised[1]	(302,520)	$20.76
Forfeited[4]	(243,840)	$20.75
Stock options outstanding - December 31, 2019[2,3]	403,550	$20.66

Exercised[1]	(294,840)	$20.66
Stock options outstanding - December 31, 2020[2,3]	108,710	$20.66
1 Stock options exercised in 2020 had an aggregate intrinsic value of $2 million (2019 - $1 million)
2 During 2020, no stock options vested (2019 - 706,070 stock options vested with a modified fair value of $1.04 per option), and 294,840 (2019 - 302,520) stock options were exercised. At December 31, 2020 and 2019, all stock options outstanding were vested and exercisable.
3 Stock options outstanding at December 31, 2020 have an aggregate intrinsic value of $1 million (2019 - $2 million) and weighted-average remaining contractual term of 4.2 years (2019 - 5.2 years).
4 Stock options forfeited in 2019 had a fair value of $1.65 per option.
No compensation expense related to stock options was recognized by the Company during 2020 (2019 - $1 million).
28.    NONCONTROLLING INTEREST
Total noncontrolling interest consists of noncontrolling interest attributable to B2M LP and NRLP. The following tables show the movements in total noncontrolling interest during the years ended December 31, 2020 and 2019:

Year ended December 31, 2020 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	20	59	79
Contributions from sale of noncontrolling interest (Note 4)	—	9	9
Distributions to noncontrolling interest	—	(2)	(2)
Net income attributable to noncontrolling interest	2	6	8
Noncontrolling interest - ending	22	72	94

Year ended December 31, 2019 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	21	49	70
Contributions from sale of noncontrolling interest (Note 4)	—	12	12
Distributions to noncontrolling interest	(3)	(6)	(9)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest - ending	20	59	79
B2M LP
On December 16, 2014, transmission assets totalling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the SON acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON’s initial investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units.
The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e., an event of default such as a debt default by the SON or insolvency event), Hydro One purchase the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the consolidated balance sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity.
The following tables show the movements in B2M LP noncontrolling interest during the years ended December 31, 2020 and 2019:

Year ended December 31, 2020 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	20	47	67
Distributions to noncontrolling interest	—	(2)	(2)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest - ending	22	49	71

49

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Year ended December 31, 2019 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	21	49	70
Distributions to noncontrolling interest	(3)	(6)	(9)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest - ending	20	47	67
NRLP
On September 18, 2019, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and, through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1%, respectively, equity interest in NRLP partnership units for total consideration of $12 million, representing the fair value of the equity interest acquired. On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP partnership units from Hydro One Networks for total cash consideration of $9 million. Following this transaction, Hydro One's interest in the equity portion of NRLP partnership units was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP partnership units. The First Nations Partners' noncontrolling interest in NRLP is classified within equity.
The following table shows the movements in NRLP noncontrolling interest during the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)	2020	2019
Noncontrolling interest - beginning	12	—
Contributions from sale of noncontrolling interest (Note 4)	9	12
Net income attributable to noncontrolling interest	2	—
Noncontrolling interest - ending	23	12
29.    RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.3% ownership at December 31, 2020. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. Ontario Charging Network LP (OCN LP) is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company’s related party transactions during the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)
Related Party	Transaction	2020	2019
Province	Dividends paid[1]	301	288
IESO	Power purchased	2,506	1,808
	Revenues for transmission services	1,717	1,636
	Amounts related to electricity rebates	1,588	692
	Distribution revenues related to rural rate protection	242	240
	Distribution revenues related to supply of electricity to remote northern communities	35	35
	Funding received related to CDM programs	26	42
OPG[2]	Power purchased	6	8
	Revenues related to provision of services and supply of electricity	8	9
	Capital contribution received from OPG	3	—
	Costs related to the purchase of services	3	1
OEFC	Power purchased from power contracts administered by the OEFC	1	2
OEB	OEB fees	9	9
OCN LP3	Investment in OCN LP	2	2
1 On November 20, 2020 Hydro One redeemed the Preferred Shares held by the Province. See Note 24 - Share Capital.
2 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Note 32 - Commitments for details related to the OCN Guarantee.
3    OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

50

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

30.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of dollars)	2020	2019
Accounts receivable (Note 9)[1]	12	(73)
Due from related parties	89	(160)
Materials and supplies (Note 10)[1]	—	(1)
Prepaid expenses and other assets (Note 10)[1]	(9)	(8)
Other long-term assets (Note 14)	(1)	(2)
Accounts payable (Note 15)[1]	37	7
Accrued liabilities (Note 15)[1]	(62)	38
Due to related parties	27	213
Accrued interest (Note 15)	14	8
Long-term accounts payable and other long-term liabilities (Note 16)[1]	1	—
Post-retirement and post-employment benefit liability (Note 16)	72	33
	180	55
1 Adjusted for amounts related to acquisitions. See Note 4 - Business Combinations for more details.

Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the years ended December 31, 2020 and 2019. The reconciling items include net change in accruals and capitalized depreciation.

Year ended December 31, 2020 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(1,751)	(127)	(1,878)
Reconciling items	33	1	34
Cash outflow for capital expenditures	(1,718)	(126)	(1,844)

Year ended December 31, 2019 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(1,551)	(116)	(1,667)
Reconciling items	38	1	39
Cash outflow for capital expenditures	(1,513)	(115)	(1,628)
Capital Contributions
Hydro One enters into contracts governed by the OEB Transmission System Code when a transmission customer requests a new or upgraded transmission connection. The customer is required to make a capital contribution to Hydro One based on the shortfall between the present value of the costs of the connection facility and the present value of revenues. The present value of revenues is based on an estimate of load forecast for the period of the contract with Hydro One. Once the connection facility is commissioned, in accordance with the OEB Transmission System Code, Hydro One will periodically reassess the estimated load forecast which will lead to a decrease, or an increase in the capital contributions from the customer. The increase or decrease in capital contributions is recorded directly to property, plant and equipment in service. In 2020, there were no capital contributions from these assessments (2019 - $3 million). In 2019, this represented the difference between the revised load forecast of electricity transmitted compared to the load forecast in the original contract, subject to certain adjustments.
Supplementary Information

Year ended December 31 (millions of dollars)	2020	2019
Net interest paid	493	494
Income taxes paid	30	21

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HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

31.    CONTINGENCIES
Legal Proceedings
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Transfer of Assets
The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2020, the Company paid approximately $2 million (2019 - $2 million) in respect of consents obtained. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.
32.    COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at December 31, 2020 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	106	15	11	13	2	15
Long-term software/meter agreement	8	2	1	2	—	—
Outsourcing and Other Agreements
Hydro One has an agreement with Inergi LP for the provision of back-office and IT outsourcing services, including supply chain, pay operations, IT, and finance and accounting services. The agreement expires on February 28, 2021 for IT services and expires on October 31, 2021 for supply chain services. The agreement for pay operations, and for finance and accounting services was extended in October 2020 and now expires on December 31, 2021. In February 2021, Hydro One entered into an agreement for information technology services with Capgemini Canada Inc., which expires on February 29, 2024, and includes an option to extend for two additional one-year terms at Hydro One’s discretion. Effective January 1, 2022, Ceridian Canada Ltd. will replace Inergi LP as the new provider of pay operations for a five-year term.
BGIS Global Integrated Solutions Canada LP (BGIS) provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The agreement with BGIS for these services expires in December 2024, with an option for the Company to renew the agreement for an additional term of three years.
Long-term Software/Meter Agreement
Trilliant Holdings Inc. and Trilliant Networks (Canada) Inc. (collectively Trilliant) provide services to Hydro One for the supply, maintenance and support services for smart meters and related hardware and software, including additional software licences, as well as certain professional services. The agreement with Trilliant for these services expires in December 2025, with an option for the Company to renew the agreement for an additional term of five years.

52

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Other Commitments
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at December 31, 2020 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—	2,550		—
Letters of credit[1]	194	2	—	—	—	—
Guarantees[2]	491	—	—	—	—	—
1 Letters of credit consist of $167 million letters of credit related to retirement compensation arrangements, a $22 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
2 Guarantees consist of $484 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees totalling $7 million provided by Hydro One to the Minister of Natural Resources (Canada) relating to OCN LP (OCN Guarantee). The OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.
Prudential Support
Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. The IESO could draw on these guarantees and/or letters of credit if these purchasers fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.
Retirement Compensation Arrangements
Bank letters of credit have been issued to provide security for Hydro One Inc.’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One Inc. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One Inc. is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure Hydro One Inc.’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. A bank letter of credit has also been issued to provide security for Hydro One's retirement compensation arrangement trust agreement.
33.    SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities and the operations of the Company’s telecommunications business. The Other Segment includes a portion of the deferred tax asset which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One’s initial public offering in 2015. This deferred tax asset is not required to be shared with ratepayers, the Company considers it to not be part of the regulated transmission and distribution segment assets, and it is included in the other segment.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

Year ended December 31, 2020 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,740	5,507	43	7,290
Purchased power	—	3,854	—	3,854
Operation, maintenance and administration	391	619	60	1,070
Depreciation, amortization and asset removal costs	459	417	8	884
Income (loss) before financing charges and income tax expense	890	617	(25)	1,482

Capital investments	1,157	712	9	1,878

53

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2020 and 2019

Year ended December 31, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,652	4,788	40	6,480
Purchased power	—	3,111	—	3,111
Operation, maintenance and administration	355	610	216	1,181
Depreciation, amortization and asset removal costs	462	409	7	878
Income (loss) before financing charges and income tax expense	835	658	(183)	1,310

Capital investments	1,035	624	8	1,667
Total Assets by Segment:

As at December 31 (millions of dollars)	2020	2019
Transmission	17,761	15,029
Distribution	11,387	10,017
Other	1,146	2,015
Total assets	30,294	27,061
Total Goodwill by Segment:

As at December 31 (millions of dollars)	2020	2019
Transmission	157	157
Distribution (Note 4)	216	168
Total goodwill	373	325
All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.
34.    SUBSEQUENT EVENTS
Dividends
On February 23, 2021, common share dividends of $152 million ($0.2536 per common share) were declared.

54